AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 2005

REGISTRATION FILE NO. ____________

U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CYBER DIGITAL, INC.
(Exact name of registrant as specified in its charter)
New York	3661	11-2644640
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer Identification
of incorporation or organization)	Classification Code Number)	No.)

400 Oser Avenue, Suite 1650

Hauppauge, New York 11178

(631) 231-1200

(Address and telephone number of principal executive offices)

Mr. J.C. Chatpar

400 Oser Avenue, Suite 1650

Hauppauge, New York 11178

(631) 231-1200

(Name, Address and Telephone Number of Agent for Service)

With a copy to:

April E. Frisby, Esq.

Weed & Co. LLP

4695 MacArthur Court, Suite 1430

Newport Beach, CA 92660

(949) 475-9086

Approximate date of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class	Amount	Proposed maximum	Proposed maximum	Amount
of securities	to be	offering price	aggregate	of
to be registered	registered	per share	offering price	Registration Fee

Common Stock,	20,000,000	$.11(1)	$2,200,000	$258.94
$.01 par value

Common Stock	50,000	$.50(2)	$25,000	$2.95
Underlying Options,
$.01 par value

Total	20,050,000		$2,225,000	$261.89

(1) Calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, using the average of the bid and ask prices per share of the registrant's common stock, as reported on the OTC Bulletin Board for November 2, 2005.

(2) Calculated pursuant to Rule 457(c) & (h) under the Securities Act of 1933, as amended, and is calculated on the basis of the exercise price for the stock options.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Preliminary Prospectus, subject to Completion, dated ___________, 2005.

CYBER DIGITAL, INC.

20,050,000 Shares of Common Stock

20,050,000 shares of common stock, $.01 par value, of Cyber Digital, Inc., a New York corporation, offered hereby (the "Offering") are by selling shareholders of the company. We are not selling any securities in this offering. We will, however, receive proceeds from the sale of securities under the Investment Agreement, also referred to as an Equity Line of Credit, that we have entered into with Dutchess Private Equities Fund, LP, which permits us to "put" up to $10,000,000 in shares of common stock to Dutchess Private Equities Fund, LP. However, based on the 20,000,000 shares we are registering pursuant to this Investment Agreement and our current market price, we will be unable to draw upon the whole $10,000,000. We are also registering 50,000 shares of common stock underlying options for a consultant. All costs associated with this registration will be borne by us.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "CYBD." On November 1, 2005, the closing price for our common stock was $.11..

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

Dutchess Private Equities Fund, LP and US EURO Securities, Inc. are "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with the resale of our common stock under the Investment Agreement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION

NOR ANY STATE SECURITIES COMMISSION HAS APPROVED

OR DISAPPROVED OF THESE SECURITIES OR DETERMINED

IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY

REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is __________________, 2005.

The information in this prospectus is not complete and may be changed. We may not sell securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to but these securities in any state where the offer or sale is not permitted.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

Investment in our securities involves risks. We encourage you to read the entire prospectus carefully. In particular, note the following:

  We have limited or no revenues, a history of operating and net losses and we expect our losses to continue indefinitely;
  Our auditor has expressed substantial doubt about our ability to continue as a going concern;
  We have not yet engaged in marketing activities to determine whether there is a market for our voice and Internet systems and associated network services; and
  We will need $1,000,000 million of additional funding to continue operations for the next year.

Business

We are a designer, software developer, manufacturer and seller of a range of unique distributed digital-voice-switching infrastructure equipment for public switched-voice-network operators worldwide. We are also a software developer, systems integrator and seller of high-performance Internet infrastructure systems, such as:

  soft-switches,
  routers,
  gateways,
  firewalls and
  servers for Internet service providers to create digital broadband services, voice-over Internet protocol (VoIP) services, and virtual private networks (VPN) services.

With our latest generation of switching systems, we can offer affordable voice and broadband data local switching services to competitive service providers (CSPs) such as competitive local exchange carriers (CLECs), long distance carriers (LDCs) and Internet service providers (ISPs). Our new mission is to become a leading alternative local switching service provider to competitive service providers by deploying our local voice and broadband data switching infrastructure systems in the United States. We expect to generate recurring revenues from wholesaling our local voice and broadband data services to competitive service providers at affordable rates. We believe that we are one of the first companies to offer such services.

Unlike our competitors' systems, our systems are neither labor nor capital intensive but are software intensive. This capability, in contrast to that of our competitors', makes our systems more affordable for both voice and Internet service providers worldwide. Our digital voice switching and Internet Protocol (IP) infrastructure systems are based on our proprietary operating system software, which provides high performance, reliability and functionality. We believe that we are one of a very few companies in the world with proprietary technology of distributed digital switching. We have expended over $20 million dollars in the development of our rock solid proprietary state-of-the-art technology, which is built on 21 years of experience. We believe our systems are ideally suited for the U.S. pursuant to the recent FCC rulings.

Beginning March 2005, the U.S. Federal Communications Commission (FCC) decided to phase out UNE-P rules that forced the regional bell operating companies (the "Bells") to lease local switching networks to its competitors (CSPs) at cut-rate prices. This ruling favors us to evolve as an alternative local switching network provider, that is as an UNE-P migration service provider, to these CSPs for Mass Market Local Circuit Switching and High-Capacity Loops for broadband markets. FCC further ruled that CSPs must move all customers to non-Bell networks by March 2006. Today, CSPs lease 17 million lines for $4.5 billion per year from the Bells, creating an immediate market opportunity for us. Moreover, the Bells own 163 million lines creating a huge migration services opportunity for many years to come. We intend to be one of the first companies to offer such UNE-P migration services to CSPs by deploying our local voice and broadband data switching infrastructure systems in the U.S., beginning with New York Metro in partnership with Level 3 Communications. Under an agreement, Level 3 will provide for voice and data termination services to all traffic generated on our local switching systems. We will wholesale our UNE-P migration services to CSPs at affordable rates on a recurring basis for local, long distance and international calls as well as broadband Internet access and virtual private network (VPN) services.

We were formed on April 4, 1983, in the state of New York. Our executive offices are located at 400 Oser Avenue, Suite 1650, Hauppauge, NY 11788, and our telephone number is (631) 231-1200. Our website is www.cyberdigitalinc.com. Information on this website is not part of this prospectus.

The Offering

This prospectus relates to the sale of up to 20,050,000 shares of our common stock by the selling stockholders, which includes Dutchess Private Equities Fund, LP which will become a stockholder pursuant to a put right under an Investment Agreement that we entered into on November 3, 2005.

The table below sets forth the shares that we are registering pursuant to the registration statement:
Shareholder	Number of Shares

Dutchess Private Equities Fund, LP	20,000,000(1)
April Frisby	50,000(2)
-------------------------------------------	-------------------
Total shares of common stock being registered	20,050,000

(1) Assumes we put 20,000,000 shares to Dutchess during the term of the Investment Agreement.

(2) Represents 50,000 shares underlying options to purchase common stock at an exercise price of $.50 per share. These options expire if not exercised by August 29, 2010.

On November 3, 2005, we entered into an Investment Agreement, also referred to as an Equity Line of Credit, with Dutchess Private Equities Fund, LP. This agreement provides that, following notice to Dutchess, we may put to Dutchess up to $10 million in shares of our common stock for a purchase price equal to 95% of the lowest closing best bid price on the Over-the-Counter Bulletin Board of our common stock during the five day trading period following that notice. No put shall exceed $100,000, which is defined in the Investment Agreement as the Put Amount. Once every seven days, we may request the Put Amount. The aggregate of all Put Amounts over the 36 month period may not exceed $10,000,000. In turn, Dutchess has indicated that it will resell those shares in the open market, resell our shares to other investors through negotiated transactions or hold our shares in its portfolio. This prospectus covers the sale of our stock by Dutchess either in the open market or to other investors through negotiated transactions. We are under no obligation to deliver notice for puts for any period.

Dutchess will only purchase shares when we meet the following conditions:

  a registration statement has been declared effective and remains effective for the resale of the common stock subject to the Equity Line;
  our common stock has not been suspended from trading for a period of two consecutive trading days and we have not been notified of any pending or threatened proceeding or other action to de-list or suspend our common stock;
  we have complied with our obligations under the Investment Agreement and the Registration Rights Agreement;
  no injunction has been issued and remains in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of our common stock; and
  the issuance of securities will not violate any shareholder approval requirements of our principal markets.

According to the terms of the Investment Agreement, Dutchess will purchase shares from us at a discount to market price and will sell their shares to purchasers in the market at the market price. As such, there is an inverse relationship between our stock price and the number of shares to be issued under the Investment Agreement with Dutchess. That is, as our stock price declines, we would be required to issue a greater number of shares under the Investment Agreement for a given advance. Approximately 47.3 % of the current number of shares outstanding (after issuance of the shares to be offered), are being offered under this registration statement. The table below shows the number of shares to be issued under the Investment Agreement at a market price of $.11 per share, and 25%, 50% and 75% discounts to that price.
Market Price	0%	25%	50%	75%
Offering Price (1)	$.1045	$.0784	$.0523	$.0261
Number of Shares to be Issued under Equity Line of Credit (2)	95,693,780	127,551,021	191,204,589	383,141,763
Percentage of Outstanding (3)	81.1%	85.1%	89.5%	94.5%
Funds Raised Under Issuance of Shares Under Registration Statement (4)	$2,090,000	$1,568,000	$1,046,000	$522,000
  Represents the sales price under the Investment Agreement beginning at $.1045 per share which is based on the closing price of our common stock on November 1, 2005 of $.11 adjusted for the 5% discount at which we will issue shares under our agreement with Dutchess.
  Represents the number of shares of common stock to be issued at the prices set forth in the table to generate $10,000,000 in gross proceeds. The number of shares to be issued under the equity line are calculated using the discounted prices, $.1045, $.0784, $.0523 and $.0261 divided into $10,000,000.
  Represents the shares of common stock to be issued as a percentage of the total number of shares outstanding after the offering (assuming no exercise or conversion of any options, warrants or other convertible securities).
  This registration statement is registering 20,000,000 shares pursuant to the Investment Agreement. Amounts do not include proceeds for the exercise of the option issued to Ms. Frisby, deduction of estimated offering expenses in the amount of $20,500 or payment of the placement agent fees.

The Investment Agreement will terminate when any of the following events occur:

  Dutchess has purchased an aggregate of $10,000,000 of our common stock; or
  36 months after the SEC declares this registration statement effective.

US EURO Securities, Inc., a registered broker-dealer, will act as the exclusive placement agent for the shares to be issued under the Investment Agreement. US EURO will be paid 1% of the gross proceeds from each put with the maximum aggregate amount of $10,000.

Further, on August 29, 2005, we entered into a Fee Agreement for Legal Services with April Frisby of Weed & Co. LLP. Pursuant to this Agreement, we issued Ms. Frisby options to purchase common stock at an exercise price of $.50 per share. These options expire if not exercised by August 29, 2010.

Summary Financial Information

The following summary financial information has been derived from our financial statements, and should be read in conjunction with the financial statements and the related notes thereto appearing elsewhere in this prospectus.
	Fiscal Year Ended	Six Months Ended
	March 31, 2005 (audited)	September 30, 2005 (unaudited)

Balance Sheet Data:
Total Assets	$610,517	$623,031
Total Liabilities	$1,311,400	$1,510,970
Total Stockholders' Equity (Deficit)	($700,833)	($887,939)

Statement of Operations:
Net Sales	$0	$0
Total Operating Expenses	$270,741	$128,105
Other Income (Expense)	$(90,249)	$(52,671)
Net Income (Loss)	$(417,360)	$(180,776)
Income (Loss) Per Share	$(.02)	$(.008)
Shares Outstanding	22,326,542	22,326,542

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, other information included in this prospectus and information in our periodic reports filed with the SEC. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected, and you may lose some or all of your investment. We are a development stage company because we have yet to achieve significant revenues. Our business faces many risks arising from direct and indirect influences and factors. These risks include and are not limited to the following:

We have a history of operating losses and we anticipate future losses.

Since inception, we have generated limited or no revenues from the sale of our products. We incurred losses of $417,360 and $404,588, respectively, for the fiscal years ending March 31, 2005 and 2004, and a loss of $180,776 for the period ended September 30, 2005. We anticipate that losses will continue until such time, as revenue from operations is sufficient to offset our operating costs, if ever.

We will need significant additional funds to continue operations, which we may not be able to obtain.

We have historically satisfied our working capital requirements through the public and private issuances of equity securities and borrowings from government agencies as well as from our chief executive officer and a shareholder. We will continue to seek additional funds through such channels and from collaborative and other arrangements with corporate partners. In particular, we will need $1,000,000 in funding to continue our operations for the next twelve months. We hope to obtain those funds from our Equity Line of Credit with Dutchess. However, based on the 20,000,000 shares we are registering pursuant to this Investment Agreement and our current stock price, we will be unable to draw upon the whole $10,000,000. Further, we may not be able to obtain from other sources adequate funds when needed or funding that is on terms acceptable to us. If we fail to obtain sufficient funds, we may need to delay, scale back or terminate some or all of our research and development programs along with our anticipated expansion. Other than our agreement with Dutchess, we have no definite plans to obtain necessary funding.

Because we expect to have foreign sales, our business is subject to additional risks associated with doing business overseas.

We expect that a portion of our revenues may be derived from sales of our products in foreign markets. Accordingly, we will be subject to all risks associated with foreign trade. These risks include:

  shipping delays,
  increased credit risks,
  trade restrictions,
  export duties and tariffs,
  fluctuations in foreign currency, and
  uncertainties in international, political, regulatory and economic developments.

In addition, we anticipate that our foreign operations will require us to devote significant resources to system installation, training and service, areas in which we have limited experience.

We may be unable to adapt to the rapid technological change that characterizes our industry.

The technology related to digital voice switching and networking systems, including Internet Protocol (IP) packet-based high-speed broadband systems, is evolving at a rapid pace. To ensure that our current systems do not become obsolete, we will need to invest significant time and resources in research and development and testing. We may be unable to procure the financing or manpower needed for this research and development and therefore, may be unable to stay competitive within our market.

We cannot guarantee that there will be a market for our systems and services.

The market for UNE-P migration services for both local-loop digital voice and IP packet-based broadband data is in the early stages of development. Consequently, we cannot accurately predict whether the market for our systems or services will fail to develop, grow more slowly than anticipated, or become saturated with competitors. It is expected that nascent UNE-P migration service providers will emerge and perhaps, some have already entered this emerging market ahead of us without our knowledge. Although we resolved certain critical issues facing commercial use of local-loop digital voice and broadband data systems for Internet and local area network access, including security, reliability, ease and cost of access and quality of service, we cannot guarantee market acceptance of our systems and hence, the underlying services.

Our limited marketing activity may materially and adversely affect our business.

If our systems or services are to be accepted by the market, we will need to create an awareness and demand for our systems and services. However, we have not yet engaged in such marketing activities to any degree, as we lack the resources to do so. Furthermore, any such marketing activities that we engage in may prove unsuccessful.

The market in which we operate is intensely competitive, and we may not be able to compete effectively, especially against established industry competitors.

We operate in an intensely competitive business. Among our principal competitors are well-established foreign and domestic companies, including Lucent Technologies, Nortel Networks, Siemens Corp., L.M. Ericsson Corp., Alcatel Telecom, and others that have developed systems that perform many of the same functions as our systems. In addition, computer networking companies engaged in empowering the Internet include companies such as Cisco Systems Inc., Juniper Networks, Check Point Software Technologies, Novell Inc., 3Com, and IBM Corp., which dominate the industry. All of these companies have substantially greater financing, marketing personnel and other resources than we do. In addition, they have established reputations for success in developing, selling, and servicing digital switching and networking and related systems and have established significant market penetration for their systems. These competitors also have the research-and-development capabilities and financial and technical resources necessary to enable them to respond to technological advances as well as evolving industry standards.

Our operating results may fluctuate, which may lead to uncertainty in regard to the ability to make decisions regarding an investment in our common stock.

Our operating results could vary from period to period as a result of the time it takes to complete a sale. Our sales cycle for foreign contracts generally starts when a prospective customer issues a request for a proposal and ends when we sign a sales contract with that customer, and typically lasts from 6 to 36 months. The period from signing of the sales contract until delivery, installation, and acceptance of a system (which is when we recognize revenues) typically ranges from 3 to 9 months. The principal factors affecting delivery and installation time are the configuration and complexity of the system and the availability of third-party hardware components. Other factors contributing to fluctuation of our operating results include the timing of introduction of new systems by us and by our competitors and fluctuation in expenses, whether related to sales and marketing, product development, or administration.

We have obtained and expect to continue to secure a portion of our foreign contracts through competitive bidding.

Competitive bidding is typically a lengthy process that often results in resources being expended on bids that are not accepted. Additionally, inherent in the competitive bidding process is the risk that actual costs may exceed projected costs used in calculating the bid price. Moreover, we may be required to post bid or performance bonds in connection with contracts with foreign agencies. To date, our limited capital resources have restricted our ability to obtain bonds and to bid on larger contracts, and we may find ourselves similarly restricted in the future.

We depend on non-exclusive third parties to market and sell our systems and services, which allows these sales channels to resell systems or services offered by our competitors and potentially cancel our agreements without significant financial consequence.

We rely significantly on indirect sales channels to market and sell our systems and services. Our current agreements with indirect sales channels are non-exclusive, and we anticipate that any such agreements we enter into in the future will also be non-exclusive. Non-exclusivity allows these sales channels to resell systems or services offered by our competitors. Furthermore, our agreements are generally short-term, and can be cancelled by these sales channels without significant financial consequences. We cannot control how these sales channels perform and cannot be certain that either our customers or we will be satisfied by their performance. Further, many of these companies also compete with us.

Our ability to compete will suffer if we are unable to protect our patent rights and trade secrets, or if we infringe the proprietary rights of third parties.

We rely solely on trade secret, copyright, and trademark laws to protect our proprietary software and hardware technology. We do not hold any patents, and we have not filed any patent applications that relate to any of our technology. Our competitors may learn our trade secrets or develop them independently. In addition, we seek to protect our trade secrets and other proprietary information in part by means of confidentiality agreements with our collaborators, employees, and consultants. If any of these agreements are breached, we may be without adequate remedies. Costs related to settling any disputes that may arise from our need to protect our proprietary rights may be significant. Although we do not believe that we are infringing on any patent or other proprietary rights, others may claim that we are doing so. Any such claim would likely be time-consuming and expensive to defend, particularly if we are unsuccessful, and could prevent us from selling our products or services. In addition, we may also be forced to enter into costly and burdensome royalty and licensing agreements.

The loss of J.C. Chatpar, our founder, President and CEO, would likely have a material adverse effect on our business.

Our future success will depend largely on our ability to retain the services of J.C. Chatpar, our founder, President and Chief Executive Officer. Mr. Chatpar is primarily responsible for developing our proprietary technology and managing our company, including its business development and marketing functions. We currently have a three-year employment contract with Mr. Chatpar that prevents him from competing with us during his employment. We do not have a "key person" life insurance policy for any of our personnel, including Mr. Chatpar. If we lose Mr. Chatpar's services, it would have a material adverse effect on our business.

Our success depends on our ability to hire and retain skilled personnel.

Our success also depends on our ability to hire and retain skilled operating, marketing, technical, financial and management personnel. In the telecommunications and network systems business sectors, competition in connection with hiring and retaining skilled and dependable personnel is intense. We may not offer salaries or benefits that are competitive with those offered by our competitors or by universities, research entities and other organizations, which may have significantly more resources than us. As such, we may not succeed in hiring and retaining skilled personnel.

We depend on third-party suppliers, which makes us vulnerable to price increases and delays.

We depend on others to manufacture all component parts we incorporate into our systems. We purchase our component parts from numerous third-party manufacturers and believe that numerous alternative sources of supply are readily available for most component parts. We depend on our suppliers to satisfy performance and quality specifications and to dedicate sufficient production capacity for components within scheduled delivery times. We do not maintain contracts with any of our suppliers; instead, we purchase our system components pursuant to purchase orders placed from time to time in the ordinary course of business. This means we are vulnerable to unanticipated price increases.

We depend on a single supplier for certain semiconductor chips, such as embedded processors and Pentium processors from Intel Corporation, ISDN chips from Motorola, PLDs and FPGAs from Altera, and T1/T3 chips from Rockwell Semiconductors and PMC-Sierra Corp. If any of these semiconductor chips are discontinued, we would have to redesign some of our systems by using other vendors' components. This would likely result in delays.

We have suffered cutbacks of digital voice switches sales and broadband services to our customers.

We have in the past sold our previous generation of digital voice switches to defense agencies of the United States and provided broadband services using our systems in alliance with AT&T to businesses. Due to cutbacks and the recent telecom meltdown, we may not be able to replace these customers.

We are subject to various governmental regulations, which may determine the extent to which we will be able to enter and penetrate markets in the United States and internationally and may result in significantly increased competition.

The telecommunications and related networking industries in which we compete are highly regulated in both the United States and internationally. Imposition of public carrier tariffs and taxation of telecommunications services could significantly reduce demand for our systems. Furthermore, regulation or deregulation of public carrier services in the United States or elsewhere, may determine the extent to which we will be able to enter and penetrate markets in the United States and internationally and may result in significantly increased competition. Furthermore, our systems must comply with equipment, interface, and installation standards promulgated by communications regulatory authorities and industry standards imposed by domestic and foreign carriers. Changes in these standards could result in our incurring additional expenses.

Trading in our common stock may be limited, and therefore, shareholders may find it difficult to resell their shares.

Our common stock is quoted on the Over-the-Counter Bulletin Board. The Over-the-Counter Bulletin Board is not, however, an exchange, and trading in securities on the Over-the-Counter Bulletin Board is often more sporadic than trading in securities listed on an exchange or NASDAQ. Consequently, our shareholders may have difficulty reselling any shares of our common stock.

Because "penny stock" rules apply to trading in our common stock, our shareholders may find it difficult to sell the shares.

Our common stock is a "penny stock," as it is not listed on an exchange and trades at less than $5.00 a share. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser's written agreement to the purchase. Consequently, the penny stock rules may make it difficult for our shareholders to sell their shares of our common stock.

We expect that our stock price will be volatile.

Like the stock of many small-capitalization companies, the market price for our common stock has been volatile for reasons not necessarily related to our performance or asset value, and we expect that it will continue to be so for the foreseeable future. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. If securities class action litigation is brought against us, such litigation could result in substantial costs and would divert management's attention and resources.

Our President and Chief Executive Officer controls a significant percentage of our common stock.

As of October 31, 2005, J.C. Chatpar, our President and Chief Executive Officer, owned beneficially approximately 45.8% of our outstanding common stock. Mr. Chatpar is able to influence all matters requiring stockholder approval, including election of directors and approval of significant corporate transactions. This concentration of ownership, which is not subject to any voting restrictions, could limit the price that investors might be willing to pay for our common stock. In addition, Mr. Chatpar is in a position to impede transactions that may be desirable for other stockholders. He could, for example, make it more difficult for anyone to take control of us.

Issuance of our shares of common stock to fund our UNE-P migration services business may significantly dilute the equity interest of existing stockholders.

We will need significant additional funds to enter UNE-P migration services business, which will require us to issue more shares of our common stock. Accordingly, this causes a greater risk of dilution. The perceived risk of dilution may cause some of our stockholders to sell their shares, which could have a depressive effect on the price of our common stock.

Dutchess Will Pay Less Than The Then-Prevailing Market Price Of Our Common Stock, Which May Cause Our Stock Price To Decline.

The common stock to be issued under our agreement with Dutchess will be purchased at a 5% discount to the lowest closing bid price for the five days immediately following our notice to Dutchess to exercise our put right. These discounted sales could cause the price of our common stock to decline and encourage short sales, which in turn would decrease the amount of funding we will be able to raise under the equity line of credit and require us to issue increasing numbers of shares to raise a given dollar amount of funding.

Existing Shareholders Will Experience Significant Dilution From the Sale of Shares Under this Offering.

The sale of shares pursuant to our Investment Agreement with Dutchess may have a dilutive impact on our shareholders. As a result, our net income per share could decrease in future periods, and the market price of our common stock could decline. In addition, the lower our stock price at the time we exercise our put option, the more shares we will have to issue to Dutchess to draw down on the full equity line with Dutchess. If our stock price decreases, then our existing stockholders would experience greater dilution.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the 20,050,000 shares of common stock offered by the selling stockholders. However, we will receive proceeds from any sale of common stock to Dutchess under the investment agreement and the exercise price for the option issued to Ms. Frisby. The purchase price of the shares purchased under the Investment Agreement will be equal to 95% of the lowest best bid price on the Over-the-Counter Bulletin Board for our common stock during the five day trading period following the date of our notice of our election to exercise our put. For illustrative purposes, we have set forth below our intended use of proceeds for the range of net proceeds indicated below to be received under the Investment Agreement. The Gross Proceeds represent the total dollar amount that Dutchess is obligated to purchase, plus funds to be received from the exercise of the option issued to Ms. Frisby. The table assumes offering expenses of $20,500.

	Proceeds If 100% Sold	Proceeds If 50% Sold
Gross Proceeds*	$10,025,000	$5,025,000
Estimated Expenses of the Offering	$ 20,500	$ 20,500
Net Proceeds	$10,004,500	$5,004,500

* However, based on the 20,000,000 shares we are registering pursuant to this Investment Agreement and our current stock price at November 1, 2005, we will be unable to draw upon the whole $10,000,000.
	Priority		Priority
Working capital and general corporate expenses (1)	1st	$ 5,800,000	1st	$2,900,000
Expansion of internal operations (2)	2nd	$ 2,200,000	2nd	$1,100,000
Potential acquisition costs (3)	3rd	$ 2,004,500	3rd	$1,004,500
		$10,004,500		$5,004,500

(1) Working capital and general corporate expenses include:

  funding the initial network construction costs in the New York Metro area, funding operating losses,
  repaying cash advances and loans to our chief executive officer and a shareholder.
  Expansion of internal operations includes funding the expenses associated with the development of our sales and marketing activities.
  Potential acquisition costs include acquiring potential future complementary businesses. We are not currently engaged in any material discussions regarding any material or significant potential acquisition of any complementary business, such as a non-facilities based reseller or a competitive service provider.

The actual amounts we spend will vary significantly depending upon a number of factors, including future revenue growth, if any, capital expenditures, the amount of cash generated by our operations and other factors, many of which are beyond our control. Additionally, we may modify the number and timing of sites pertaining to our rollout of network services in the New York Metro area. Accordingly, our management will retain broad discretion in the allocation of the net proceeds. Therefore, we will provide the use of the proceeds from any takedown under the equity line of credit in our annual and quarterly financial reports following this registration statement..

Proceeds of the offering which are not immediately required for the purposes described above will be invested in United States Government securities, short-term certificates of deposit, money markets funds and other high-grade, short-term interest bearing investments.

DETERMINATION OF OFFERING PRICE

The selling stockholders may sell shares from time to time in negotiated transactions, brokers' transactions or a combination of such methods at market prices prevailing at the time of the sale or at negotiated prices.

SELLING SECURITY HOLDERS

On November 3, 2005, we entered into an Investment Agreement with Dutchess Private Equities Fund, LP (the "Investor"). This Agreement provides that, following notice to the Investor, we may put to the Investor up to $10,000,000 of our common stock for a purchase price equal to 95% of the lowest closing best bid price of our common stock on the Over-the-Counter Bulletin Board during the five day period following that notice. No put shall exceed $100,000, which is defined in the Investment Agreement as the Put Amount. Once every seven trading days, we may request the Put Amount. The aggregate of all Put Amounts over the 36 month period may not exceed $10,000,000.

Dutchess Private Equities Fund, LP will only purchase shares when we meet the following conditions:

  a registration statement has been declared effective and remains effective for the resale of the common stock subject to the Investment Agreement;

  our common stock has not been suspended from trading for a period of two consecutive trading days and we have not been notified of any pending or threatened proceeding or other action to de-list or suspend our common stock;

  we have complied with our obligations under the Investment Agreement and the Registration Rights Agreement;

  no injunction has been issued and remains in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of our common stock; and

  the issuance of securities will not violate any shareholder approval requirements of our principal markets.

The Investment Agreement will terminate when any of the following events occur:

  Dutchess Private Equities Fund, LP has purchased an aggregate of $10,000,000 of our common stock; or

  36 months after the SEC declares this registration statement effective.

In connection with this Agreement, we agreed to register 20,000,000 shares issuable pursuant to the Agreement. However, based on the 20,000,000 shares we are registering pursuant to this Investment Agreement and our current stock price, we will be unable to draw upon the whole $10,000,000. We currently have no intent to exercise the put right in a manner that would result in the issuance of more than 20,000,000 shares, but if we were to exercise the put right in that manner, we would be required to file a subsequent registration statement with the Securities and Exchange Commission and that registration statement must be deemed effective prior to the issuance of any such additional shares.

Dutchess Private Equities Fund, LP is a private limited partnership whose business operations are conducted through its general partner, Dutchess Capital Management, LLC. There is no material preexisting relationship between Dutchess and its affiliates and the Company.

US EURO Securities, a registered broker-dealer, will act as the exclusive placement agent for the shares to be issued under the Investment Agreement.

On August 29, 2005, we entered into a Fee Agreement for Legal Services with April Frisby of Weed & Co. LLP. Pursuant to this Agreement, we issued Ms. Frisby options to purchase common stock at an exercise price of $.50 per share. These options expire if not exercised by August 29, 2010.

As of October 31, 2005, a total of 22,326,542 shares of our common stock were outstanding. The following table sets forth information as of that date regarding beneficial ownership of our common stock both before and immediately after the offering by the selling stockholders.

The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the account of the selling stockholders.

SHARES BENEFICIALLY OWNED

PRIOR TO OFFERING

NAME OF			SHARES BEING
BENEFICIAL OWNER	NUMBER	% OF CLASS	OFFERED

Dutchess Private Equities (1)	20,000,000(2)	47.3%(3)	20,000,000
April Frisby	50,000(4)	<1%	50,000
Total	20,050,000	47.4%	20,050,000

(1) Michael Novelli and Douglas Leighton are the Managing Members of Dutchess Capital Management, LLC, which is the general partner of Dutchess Private Equities Fund, LP.

(2) 20,000,000 shares are issuable under the Investment Agreement.

(3) After issuance of the 20,000,000 shares based upon 22,326,542 shares outstanding at October 31, 2005.

(4) Represents 50,000 shares underlying options to purchase common stock at an exercise price of $.50 per share. These options expire if not exercised by August 29, 2010.

PLAN OF DISTRIBUTION

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares from time to time:

  in transactions on the Over-the-Counter Bulletin Board or on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;
  in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;
  at prices related to such prevailing market prices;
  in negotiated transactions,
  in a combination of such methods of sale; or
  any other method permitted by law.

The selling stockholders may effect such transactions by offering and selling the shares directly to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom the selling stockholders may sell as principal, or both, which compensation as to a particular broker-dealer might be in excess of customary commissions.

Dutchess and US EURO Securities and any broker-dealers who act in connection with the sale of its shares are "underwriters" within the meaning of the Securities Act, and any discounts, concessions or commissions received by them and profit on any resale of the shares as principal will be deemed to be underwriting discounts, concessions and commissions under the Securities Act.

On or prior to the effectiveness of the registration statement to which this prospectus is a part, we will advise the selling stockholders that they and any securities broker-dealers or others who are deemed to be statutory underwriters will be governed by the prospectus delivery requirements under the Securities Act. Under applicable rules and regulations under the Securities Exchange Act, any person engaged in a distribution of any of the shares may not simultaneously engage in market activities with respect to the common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling security owners will be governed by the applicable provisions of the Securities and Exchange Act, and the rules and regulations thereunder, including without limitation Rules 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of our securities.

On or prior to the effectiveness of the registration statement to which this prospectus is a part, we will advise the selling stockholders that the anti-manipulation rules under the Securities Exchange Act may apply to sales of shares in the market and to the activities of the selling security owners and any of their affiliates. We have informed the selling stockholders that they may not:

  engage in any stabilization activity in connection with any of the shares;
  bid for or purchase any of the shares or any rights to acquire the shares;
  attempt to induce any person to purchase any of the shares or rights to acquire the shares other than as permitted under the Securities Exchange Act; or
  effect any sale or distribution of the shares until after the prospectus shall has been appropriately amended or supplemented, if required, to describe the terms of the sale or distribution.

To the best of our knowledge, the selling shareholders have no intentions regarding short sales or hedging activity in regard to the shares. Further, pursuant to the Investment Agreement with Dutchess, Dutchess has agreed that it will not short, either directly or indirectly through its affiliates, principals or advisors, the company's common stock.

We have informed the selling stockholders that they must effect all sales of shares in broker's transactions, through broker-dealers acting as agents, in transactions directly with market makers, or in privately negotiated transactions where no broker or other third party, other than the purchaser, is involved.

The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker-dealers, and any profits received on the resale of shares, may be deemed to be underwriting discounts and commissions under the Securities Act if the broker-dealers purchase shares as a principal. We have agreed to indemnify certain selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

In the absence of the registration statement to which this prospectus is a part, certain of the selling stockholders would be able to sell their shares only pursuant to the limitations of Rule 144 or other applicable exemption promulgated under the Securities Act.

We engaged US EURO Securities ("US EURO") as our placement agent with respect to the securities to be issued under the Investment Agreement. To our knowledge, US EURO has no affiliation or business relationship with Dutchess. EURO has no role in distribution of the shares by Dutchess, who will use an unaffiliated registered broker-dealer to distribute its shares into the market. Dutchess is not a registered broker-dealer. US EURO Securities shall render consulting services to us with respect to the Investment Agreement and shall be available for consultation in connection with the advances to be requested by us pursuant to the Investment Agreement. For such services, we have agreed to pay US EURO Securities 1% of the gross proceeds from each put with a maximum aggregate amount of $10,000 over the term of the agreement. US EURO Securities' duties as placement agent were undertaken on a reasonable best efforts basis only. It made no commitment to purchase shares from us and did not ensure us of the successful distribution of any securities under the Equity Line. US EURO Securities does not own any of our securities as of the date of this prospectus.

LEGAL PROCEEDINGS

There are no legal proceedings against the Company and the Company is unaware of such proceedings contemplated against it.

DIRECTORS AND EXECUTIVE OFFICERS

The directors, executive officers and key employees of our company are:
Name	Age	Office
Jawahar C. Chatpar	57	Chairman of the Board, President, and Chief Executive Officer
Jack P. Dorfman	67	Director
Jatinder V. Wadhwa	70	Director
Terry L. Jones	57	Director
Andrew Van Etten	43	Director

Jawahar C. Chatpar is the founder of our company, and has served as Chairman of the Board, Chief Executive Officer and President since March 1991, as Chairman of the Board, Chief Executive Officer and Secretary from November 1986 until March 1991, and as President and Chief Executive Officer since inception until November 1986. Mr. Chatpar has also served as a director since inception. Mr. Chatpar founded our company in 1983 as a successor to a Canadian corporation of the same name, which he founded in 1982. Mr. Chatpar is primarily responsible for developing our proprietary technology and managing our company, including its business development and marketing functions. From 1980 to 1982, Mr. Chatpar was employed by Bayly Engineering Limited, a manufacturer of digital telecommunication systems and a member of A.E.G. Telefunken Group, as a General Manager of Digital Transmission and Fiber Optics Engineering (research and development). From 1974 to 1980, Mr. Chatpar served in various engineering, general management and marketing positions with Northern Telecom (Nortel Networks). He holds a B.Tech (honors) degree in Electrical Engineering from the Indian Institute of Technology, Bombay, India and a M.S. degree in Electrical Engineering from the University of Waterloo, Canada.

Jack P. Dorfman joined our company as a Director in November 1993, and served as Secretary from October 1995 until March 2000. Mr. Dorfman has otherwise been retired since June 1996. Prior thereto, since 1992, Mr. Dorfman served as consultant and manager for a number of pharmacies. From 1990 to 1992, he served as a management consultant for Clark Container, a division of Mark IV Industries, a conglomerate. From 1988 to 1990, he served as Vice President and Treasurer of US Distribution, a transportation company. Prior to 1988, he owned, managed and operated an independent community pharmacy for over fifteen years.

Jatinder Wadhwa has served as a Director of our company since 1986, and served as Treasurer from August 1997 until March 2000. He was the Secretary of our company from 1993 to 1995. Since 1994, Mr. Wadhwa has served as the Chief Executive Officer of Security First Financial Corp., a financial institution dealing with first and second mortgages on residential and commercial properties. From 1989 to 1994, Mr. Wadhwa had served as a management consultant to Gibbons Goodwin van Amerongen, an investment banking firm, Wells Aluminum Corporation, a manufacturer of aluminum extrusion products and Sealy Mattress Company. From 1970 to 1990, Mr. Wadhwa served as Chief Operating Officer and Vice President of Operations of EZ Por Corporation, a manufacturer of aluminum products.

Terry L. Jones has served as a Director of our company since November 1997. He has been the President of Syndicated Communications, Inc. ("Syncom"), a communications venture capital investment company, since 1990. He joined Syncom in 1978 as a Vice President. Mr. Jones serves in various capacities, including director, president, general partner and vice president for various other entities affiliated with Syncom. He also serves on the Board of Directors of Radio One, Inc. Mr. Jones earned his B.S. degree from Trinity College, his M.S. from George Washington University and his M.B.A. from Harvard Business School.

Andrew Van Etten joined our company as a Director in March 2000. He is currently serving as Senior Director, Strategic Business Development, Consumer Services Division at Mitsui & Company, (USA) Inc. He joined Mitsui & Company in 1988. Mitsui & Company is one of the oldest and largest international trading companies headquartered in Japan. Mr. Van Etten holds an B.S. degree in Business Administration from the University of Plymouth.

There are no family relationships among our directors and officers. All our executive officers are appointed annually by and serve at the discretion of the board of directors. All of our executive officers and key employees are at-will employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our company's common stock as of October 31, 2005, for (i) each person or group that is known to us to be a beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) each of the named officers and directors, and (iii) all directors and executive officers of our company as a group. Except as otherwise indicated, we believe that such beneficial owners, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws, where applicable. At October 31, 2005, we had 22,326,542 shares of common stock outstanding.
Names and Address Of Beneficial Owners	Number of Shares	Percentage Owned (1)(2)
J.C. Chatpar(3) c/o Cyber Digital, Inc. 400 Oser Avenue, Suite 1650 Hauppauge, NY 11788	16,941,978	45.8%
Jack P. Dorfman(4)	230,000	*
Jatinder V. Wadhwa(5)	317,812	*
Terry L. Jones (6)	981,230	2.6%
Andrew Van Etten(7)	100,000	*
Prem Chatpar (8)	3,704,074	10.0%
All directors and executive officers as a group: (5) persons	18,571,020	50.2%

*less than 1%

(1) For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons have or have the right to acquire within 60 days is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person.

(2) Assumes the exercise of all of the outstanding options and warrants to purchase in the aggregate 7,941,568 and 6,684,400, respectively, shares of our common stock.

(3) Includes 6,885,366 shares as to which Mr. J.C. Chatpar holds non-qualified stock options, which are exercisable at any time. Includes warrants to purchase 5,018,400 shares. Excludes 3,000,000 shares, as to which Mr. J.C. Chatpar holds non-qualified stock options, which are not exercisable, until certain conditions are attained. Does not include 476,000 shares owned by his wife, Sylvie Chatpar, to which shares Mr. J.C. Chatpar disclaims beneficial ownership.

(4) Includes 170,000 shares as to which Mr. Dorfman holds a non-qualified stock option, which are exercisable at any time. Does not include 360,000 shares owned by his wife, Sandra Dorfman, to which shares Mr. Dorfman disclaims beneficial ownership.

(5) Includes 160,000 shares as to which Mr. Wadhwa holds non-qualified stock options which are exercisable at any time.

(6) Mr. Terry Jones is a general partner of a limited partnership that is the general partner of Syndicated Communications Venture Partners III, L.P. ("Syncom III"), a fund which on April 14, 1998, Syncom III converted all of its outstanding Series B-1 preferred stock into 861,230 shares of our common stock at a conversion price of $2.89 per share. Includes 120,000 shares as to which Mr. Jones holds non-qualified stock options which are exercisable at any time.

(7) Includes 100,000 shares as to which Mr. Van Etten holds non-qualified stock options that are exercisable at any time.

(8) Includes warrants to purchase 1,416,000 shares. Mr. Prem Chatpar is an individual stockholder and is the brother of Mr. J.C. Chatpar.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 60,000,000 shares of common stock, par value $.01 per share, of which there are 22,326,542 shares issued and outstanding at October 31, 2005 and 10,000,000 shares of preferred stock, par value $.05 per share. At October 31, 2005, 310 shares of Preferred Stock are issued and outstanding as Series C Preferred Stock and 50 shares of Preferred Stock are issued and outstanding as Series E Preferred Stock.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of our Company, the holders of common stock are entitled to share pro rata in all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock

Preferred Stock

The company is authorized to issue 10,000,000 shares of preferred stock, $.05 par value, which may be issued in one or more series with such rights and designations, including without limitation, voting powers, preferences and relative, participating, optional or other special rights and qualifications, limitations and restrictions thereof, conversion rights, liquidation privileges, dividend rights, redemption price or prices and terms of redemption, including sinking funds provision, as may be determined by the action of the board of director without any further vote or action by the stockholders.

Series C Preferred Stock

At October 31, 2005, there were 310 shares issued and outstanding as Series C Preferred Stock. The Series C Preferred Stock pays dividends at a rate of 6% of the original issue price per annum and is convertible into restricted common shares at a price to be determined based upon the following:

    If the notice of conversion is given within ninety (90) days of issuance of the preferred shares, the conversion will be $6.00 per restricted common share.
    If the notice of conversion is given after ninety (90) days of the issuance of the preferred shares, the conversion price will be the lesser of the fixed conversion price of $6.00 per restricted common share or eighty-five percent (85%) of the average closing price of the Company's common stock for the five trading days prior to the conversion date, but not less than 50% of the fixed conversion price.

The Company has a right to redeem the Series C Preferred Stock at a price of 120% of the original Series C issue price, plus all unpaid dividends at the date of redemption. The Series C do not vote with the common stockholders, other than as required by New York law.

Series E Preferred Stock

At October 31, 2005, 50 shares of Preferred Stock were issued and outstanding as Series E Preferred Stock. The Series E preferred stock is entitled to receive a cumulative annual dividend equal to 25% of the Series E issue price. The dividend shall be payable in cash or in shares of the Company upon conversion or at the end of the three year term.

The Series E is convertible into restricted common shares at a price to be determined based upon the following:

A. If the notice of conversion is given within one year of issuance of the preferred shares, the conversion will be $2.00 per restricted common share.

B. If the notice of conversion is given after one year of the issuance of the preferred shares, the conversion price will be the lesser of the fixed conversion price of $2.00 per restricted common share or one hundred percent 100%) of the average closing price of the Company's common stock for the ten trading days prior to the conversion date, but not less than 10% of the fixed conversion price.

The Company has a right to redeem the Series E Preferred Stock at a price of 100% of the original Series E issue price, plus all unpaid dividends at the date of redemption. The Series E do not vote with the common stockholders, other than as required by New York law.

INTEREST OF NAMED EXPERTS AND COUNSEL

The financial statements included in this prospectus, have been audited by Blanchfield, Kober & Company, P.C., independent auditors, and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Weed & Co. LLP has rendered an opinion on the validity of the securities being registered. April E. Frisby, a partner of Weed & Co. LLP, owns 50,000 options to purchase Cyber Digital common stock at an exercise price of $0.50 per share.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

To the fullest extent that limitations on the liability of directors and officers are permitted by the New York Business Corporation Law, no director or officer of the Company shall have any liability to the Company or its stockholders for damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Company whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

The Company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by the New York Business Corporation Law. The Company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Board of Directors may, through a by-law, resolution or agreement, make further provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by the New York Business Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ORGANIZATION WITHIN THE LAST FIVE YEARS

Please see Certain Relationships and Related Transactions.

DESCRIPTION OF BUSINESS

OVERVIEW

We are a designer, software developer, manufacturer and seller of a range of unique distributed digital-voice-switching infrastructure equipment for public switched-voice-network operators worldwide. We are also a software developer, systems integrator and seller of high-performance Internet infrastructure systems, such as soft-switches, routers, gateways, firewalls and servers for Internet service providers to create digital broadband services, voice-over Internet protocol (VoIP) services, and virtual private networks (VPN) services. With our latest generation of switching systems, we can offer affordable voice and broadband data local switching services to competitive service providers (CSPs) such as competitive local exchange carriers (CLECs), long distance carriers (LDCs) and Internet service providers (ISPs). Our new mission is to become a leading alternative local switching service provider to competitive service providers by deploying our local voice and broadband data switching infrastructure systems in the United States. We expect to generate recurring revenues from wholesaling our local voice and broadband data services to competitive service providers at affordable rates. We believe that we are one of the first companies to offer such services.

Unlike our competitors' systems, our systems are neither labor nor capital intensive but are software intensive. This capability, in contrast to that of our competitors', makes our systems more affordable for both voice and Internet service providers worldwide. Our digital voice switching and Internet Protocol (IP) infrastructure systems are based on our proprietary operating system software, which provides high performance, reliability and functionality. We believe that we are one of a very few companies in the world with proprietary technology of distributed digital switching. We have expended over $20 million dollars on the development of our rock solid proprietary state-of-the-art technology, which is built on 21 years of experience. We believe our systems are ideally suited for the U.S. pursuant to the recent FCC rulings.

Beginning March 2005, the U.S. Federal Communications Commission (FCC) decided to phase out UNE-P rules that forced the regional bell operating companies (the "Bells") to lease local switching networks to its competitors (CSPs) at cut-rate prices. This ruling favors us to evolve as an alternative local switching network provider, that is as an UNE-P migration service provider, to these CSPs for Mass Market Local Circuit Switching and High-Capacity Loops for broadband markets. The FCC further ruled that CSPs must move all customers to non-Bell networks by March 2006. Today, CSPs lease 17 million lines for $4.5 billion per year from the Bells, creating an immediate market opportunity for us. Morover, the Bells own 163 million lines creating a huge migration services opportunity for many years to come. We intend to be the first company to offer such UNE-P migration services to CSPs by deploying our local voice and broadband data switching infrastructure systems in the U.S., beginning with New York Metro in partnership with Level 3 Communications. Under an agreement, Level 3 will provide for voice and data termination services to all traffic generated on our local switching systems. We will wholesale our UNE-P migration services to CSPs at affordable rates on recurring basis for local, long distance and international calls as well as broadband Internet access and virtual private network (VPN) services.

We are a New York corporation formed on April 4, 1983. Our executive offices are located at 400 Oser Avenue, Suite 1650, Hauppauge, NY 11788 and our telephone number is (631)-231-1200. Our Website is www.cyberdigitalinc.com. Information on this website is not part of this prospectus.

We have provided a glossary of terms for your convenience beginning on page 27.

INDUSTRY BACKGROUND

Emerging Market Opportunity in the FCC Regulated Market

On June 15, 2004, Supreme Court finally approved the Federal Communications Commission's (FCC) new ruling on phone policy released on August 21, 2003, requiring the Bells' competitors, such as competitive local exchange carriers (CLECs) and long distance carriers (LDC), to use their own voice and data switches for connecting calls instead of leasing the Bells' voice and data switches (hereinafter referred to as "UNE-P Phase Out Policy"). UNE-P is an acronym for Unbundled Network Element - Platform, where Platform means the Bells' voice and data switches, the leasing of which is being phased out. Prior to this UNE-P Phase Out Policy, there was no incentive for CLECs or LDCs to build their local voice and data switching networks in the U.S. On October 12, 2004 the Supreme Court declined to hear an appeal by AT&T and MCI and other CLECs that had requested access to the Bells' voice and data switches. As a result of the court's and FCC's decisions, AT&T and MCI have pulled back in their marketing of residential and small business telephone services. On December 15, 2004, FCC issued the UNE-P Phase Out Policy and associated tariffs with effectiveness beginning March 11, 2005. We believe that the UNE-P Phase Out Policy has created an emerging growth market opportunity, because CLECs and LDCs are forced to allocate capital towards building their local switching infrastructure or obtain UNE-P migration services from companies, like Cyber Digital, that are envisioning to enter this market. As of now, there are no UNE-P migration service providers in the U.S.

The UNE-P Phase Out Policy enforces the CLECs, LDCs, and ISPs collectively as CSPs to transition off to other local telephone and broadband switching infrastructure instead of using the Bells' local switching networks. This is expected to create a metamorphosis in local voice and data switching infrastructure expansion by Cyber Digital as a nascent UNE-P migration provider to CSPs. The economics of building local switching networks is vastly different from that of long distance networks. The capital investment required to build a local switching networks is five to six times higher than the capital costs of long distance networks, because such networks must extend all the way into the offices and homes of their customers. The UNE-L policy permits Cyber Digital to lease the copper wires to subscriber premises at cut-rate prices from the Bells. This would allow us to co-locate our switches in numerous central offices owned by the Bells to offer UNE-P migration service to CSPs. Therefore, we believe that the FCC's UNE-P Phase Out Policy has created an enormous market opportunity in the UNE-P migration service provision area for us.

The following is the full News Release issued by FCC on December 15, 2004, which became effective as of March 11, 2005:

FOR IMMEDIATE RELEASE:

December 15, 2004

FCC ADOPTS NEW RULES FOR NETWORK UNBUNDLING OBLIGATIONS OF INCUMBENT LOCAL PHONE CARRIERS

New Network Unbundling Rules Preserve Access to Incumbents' Networks by Facilities-Based Competitors Seeking to Enter the Local Telecommunications Market

Washington, D.C. - The Federal Communications Commission today adopted rules concerning incumbent local exchange carriers' (incumbent LECs') obligations to make elements of their network available to other carriers seeking to enter the local telecommunications market. The new framework builds on actions by the Commission to limit unbundling to provide incentives for both incumbent carriers and new entrants to invest in the telecommunications market in a way that best allows for innovation and sustainable competition.

The rules directly respond to the March 2004 decision by the U.S. Court of Appeals for the D.C. Circuit which overturned portions of the Commission's Unbundled Network Element (UNE) rules in its Triennial Review Order. We provide a brief summary of the key issues resolved in today's decision below.

    Unbundling Framework. We clarify the impairment standard adopted in the Triennial Review Order in one respect and modify its application in three respects. First, we clarify that we evaluate impairment with regard to the capabilities of a reasonably efficient competitor. Second, we set aside the Triennial Review Order's "qualifying service" interpretation of section 251(d)(2), but prohibit the use of UNEs for the provision of telecommunications services in the mobile wireless and long-distance markets, which we previously have found to be competitive. Third, in applying our impairment test, we draw reasonable inferences regarding the prospects for competition in one geographic market based on the state of competition in other, similar markets. Fourth, we consider the appropriate role of tariffed incumbent LEC services in our unbundling framework, and determine that in the context of the local exchange markets, a general rule prohibiting access to UNEs whenever a requesting carrier is able to compete using an incumbent LEC's tariffed offering would be inappropriate.
    Dedicated Interoffice Transport. Competing carriers are impaired without access to DS1 transport except on routes connecting a pair of wire centers, where both wire centers contain at least four fiber-based collocators or at least 38,000 business access lines. Competing carriers are impaired without access to DS3 or dark fiber transport except on routes connecting a pair of wire centers, each of which contains at least three fiber-based collocators or at least 24,000 business lines. Finally, competing carriers are not impaired without access to entrance facilities connecting an incumbent LEC's network with a competitive LEC's network in any instance. We adopt a 12-month plan for competing carriers to transition away from use of DS1- and DS3-capacity dedicated transport where they are not impaired, and an 18-month plan to govern transitions away from dark fiber transport. These transition plans apply only to the embedded customer base, and do not permit competitive LECs to add new dedicated transport UNEs in the absence of impairment. During the transition periods, competitive carriers will retain access to unbundled dedicated transport at a rate equal to the higher of (1) 115% of the rate the requesting carrier paid for the transport element on June 15, 2004, or (2) 115% of the rate the state commission has established or establishes, if any, between June 16, 2004 and the effective date of this Order.
    High-Capacity Loops. Competitive LECs are impaired without access to DS3-capacity loops except in any building within the service area of a wire center containing 38,000 or more business lines and 4 or more fiber-based collocators. Competitive LECs are impaired without access to DS1-capacity loops except in any building within the service area of a wire center containing 60,000 or more business lines and 4 or more fiber-based collocators. Competitive LECs are not impaired without access to dark fiber loops in any instance. We adopt a 12-month plan for competing carriers to transition away from use of DS1- and DS3-capacity loops where they are not impaired, and an 18-month plan to govern transitions away from dark fiber loops. These transition plans apply only to the embedded customer base, and do not permit competitive LECs to add new high-capacity loop UNEs in the absence of impairment. During the transition periods, competitive carriers will retain access to unbundled facilities at a rate equal to the higher of (1) 115% of the rate the requesting carrier paid for the transport element on June 15, 2004, or (2) 115% of the rate the state commission has established or establishes, if any, between June 16, 2004 and the effective date of this Order.
    Mass Market Local Circuit Switching. Incumbent LECs have no obligation to provide competitive LECs with unbundled access to mass market local circuit switching. We adopt a 12-month plan for competing carriers to transition away from use of unbundled mass market local circuit switching. This transition plan applies only to the embedded customer base, and does not permit competitive LECs to add new switching UNEs. During the transition period, competitive carriers will retain access to the UNE platform (i.e., the combination of an unbundled loop, unbundled local circuit switching, and shared transport) at a rate equal to the higher of (1) the rate at which the requesting carrier leased that combination of elements on June 15, 2004, plus one dollar, or (2) the rate the state public utility commission establishes, if any, between June 16, 2004, and the effective date of this Order, for this combination of elements, plus one dollar.

Action by the Commission, December 15, 2004 by Order on Remand (FCC 04-290). Chairman Powell, Commissioners Abernathy and Martin, with Commissioners Copps and Adelstein dissenting. Chairman Powell, Commissioners Abernathy, Copps and Adelstein issuing separate statements.

-FCC-

We believe that for the first time in our history, the market has opened for our digital voice switches and broadband systems for the creation of local switching network services, especially referring to Mass Market Local Circuit Switching and High-Capacity Loops. We believe that metamorphosis in wireline local voice and broadband switching infrastructure expansion will begin soon and will support our growth for many years. We believe that a high growth market opportunity has been created by the UNE-P Phase Out Policy, because CLECs and LDCs are forced to allocate capital towards building their local switching infrastructure or seek for such UNE-P migration services from other providers, such as Cyber Digital.

These competitors CLECs and LDCs have lost the battle with the Bells. Beginning in year 2005, the Bells will begin to virtually shut off access to their local voice and data switches. The local voice switch access charges will be rising from 40 percent to over 60 percent by 2006, making local voice switch ownership by CLECs and LDCs an increasingly key factor for their future or seek UNE-P migration services from other providers. However, CLECs, LDCs and nascent UNE-P migration providers would be able to lease the copper wires to subscriber premises at cut-rate prices from the Bells, under the UNE-L policy. UNE-L is an acronym for Unbundled Network Element - Line, where Line means the copper wires to subscriber premises. This would permit CLECs, LDCs and nascent UNE-P migration providers (such as Cyber Digital) to co-locate their voice and data switches in the Bells' central offices. Hence, CLECs, LDCs and nascent UNE-P migration providers must rapidly build their own local switching facilities and networks. FCC further rules that CLECs and LDCs must also provide broadband data services along with voice services. So also FCC mandates that Internet service providers (ISP) must also provide voice along with broadband data services. Hence, CLECs, LDCs and ISPs must build their own local voice and broadband switching facilities and networks to serve their business and residential customers or obtain such services from nascent UNE-P migration providers. This means possible demand for our digital voice switches and broadband systems by nascent UNE-P migration providers and competitive service providers (CSPs) (hereinafter includes CLECs, LDCs and ISPs). We believe that combined power of our digital voice switches and broadband Internet systems offers nascent UNE-P migration providers and CSPs affordable one-stop solution for their local switching needs.

We believe that we are at the threshold of the local telephone switching metamorphosis in the U.S. According to data released by FCC, to-date, less than 6 million local-loop switched lines are owned by the CSPs as compared to 163 million such lines owned by the Bells. Hereafter, CSPs have to continuously invest, year after year, in bringing their local voice switching infrastructure at par with those of the Bells or obtain such services from nascent UNE-P migration providers such as Cyber Digital. Beginning in 2005, we expect nascent UNE-P migration providers and CSPs to increase their capital expenditures towards that end. We intend to serve this high growth market, expected to be rising from almost zero to $4.5 billion annually; according to the Investor's Business Daily article dated February 28, 2005, "As UNE-P Laws Fade Away."

We believe that the telecommunication service provision business will be rapidly consolidating in the next few years, especially in response to the UNE-P Phase Out Policy by FCC. The distinction between the services offered by LDCs, CLECs and ISPs are being eroded, and moreover, a greater emphasis is being placed on the build out and ownership of local switching network for both voice and broadband data. Since, the building of local switching networks is highly capital intensive, we project that we are at the threshold of a local switching networks metamorphosis and that it is expected to continue for many years. This marks the beginning of the Next Revolution in telecommunication (i.e. the deregulation of the local voice and data services) as a successor to the First Revolution in January 1984 (i.e. the break-up of AT&T creating deregulation of long distance service). During the last 20 years, LDCs such as Sprint, MCI, and others have competed fiercely against AT&T by building their own long distance networks. This has resulted in long distance charges to be about 30% of a typical telephone bill. Meanwhile, the local voice charges are about 70% today, largely controlled by the Bells. We want to be the premier provider of UNE-P migration services on wholesale basis to non-facilities based CSPs as well as supplier of local voice and broadband switches to those CSPs electing to build their own local networks. Moving forward, we see ourselves offering UNE-P migration services to these CSPs at affordable rates instead of them obtaining from the Bells at uneconomical rates.

CSPs must incorporate several fundamental changes into their current business models to effectively compete with the Bells. In the aftermath of the telecom meltdown and due to the UNE-P Phase Out Policy, the new facilities based CSPs will emerge along with nascent UNE-P migration providers, offering business and residential customers a broad range of voice and Internet scalable services and solutions. CSPs and UNE-P migration providers will significantly lower the cost of voice services, which are usage based, to their customers as the Bells currently control it. However, CSPs will not be able to lower the cost of Internet services using DSL, which are flat fee based, using "narrowband" Bells' copper wires. CSPs and nascent UNE-P migration providers will have to offer other more reliable broadband services based on carrier grade T1 (1.5 Mbps) to T3 (45 Mbps) rates using frame-relay (FR) and private line (PPP) packet switching protocols as well as Ethernet rates of 10/100 Mbps. According to FCC findings, the Bells have artificially maintained very high tariffs for T1 and T3 transport. Hence, FCC mandates the competition with the Bells in this area. Such broadband competition is expected to enhance productivity for business-to-business e-commerce applications. Hence, CSPs and nascent UNE-P migration providers will effectively compete with the Bells by offering business and residential customers superior network performance, reliability, security and applications.

Our CDCO, CTSX and CIAN systems are essential for CSPs and UNE-P migration providers to effectively compete against the Bells. Our unique systems are positioned to address the inherent problems facing the telecom market today:

  CSPs and nascent UNE-P migration providers must build 'critical' local wireline voice and data switching networks and ensure cost efficient, high quality service to their customers.
  Businesses demand greater cost reduction in voice services than broadband data.
  Businesses demand scalable broadband connectivity solutions, not offered by the Bells.
  The limitations of Dial-up, ISDN and DSL.
  The emergence of Managed IP Private Line, Frame Relay and Ethernet packet switched "broadband" technology.

Competitive service providers (CSPs) and nascent UNE-P migration providers must build 'critical' local wireline voice and data switching networks and ensure cost efficient, high quality service to their customers.

Currently, virtually all local wireline switching networks are owned by the Bells, which deliver 91.5% of the nations voice and data traffic. The Bells have complete control over the installation, service and maintenance of this portion of the network. As a result, CSPs face lengthy installations, maintenance errors and frequent service interruptions. CSPs will not survive if they continue to rely on their competitor's network. Due to the UNE-P Phase Out Policy, CSPs have no choice but to build wireline local switching networks for both voice and data by co-locating their switching equipment in the Bells' central offices or seek for such UNE-P migration services from other providers. Our compact CDCO and CTSX digital voice switches, and CIAN routers enable us (as UNE-P migration provider) and CSPs to efficiently build next generation wireline local switching voice and data networks, thus bypassing the Bells' switching network. Under the UNE-L policy, by co-locating our CDCO, CTSX and CIAN gives us and CSPs complete control over their local switching network and end their reliance on the Bells. In the aftermath of the telecom meltdown, CSPs recognize the need to control the local switching in order to maintain quality of service for their customers. FCC's UNE-P Phase Out Policy further enforces CSPs to build their own local switching networks for their customers instead of leasing such facilities from the Bells or seek for UNE-P migration services from other providers.

Businesses demand greater cost reduction in voice services than broadband data.

Since the divestiture of AT&T in 1984, businesses have seen dramatic cost reduction in long distance voice services due to aggressive competition by LDCs such as MCI and Sprint, who built their long distance networks. The Telecom Act of 1996 favored broadband competition by allowing such carriers and ISPs to add-on abundant IP enabled backbone networks that led to very low, flat fee broadband rates. Currently, businesses find their local voice services costs to be unjustifiably many folds higher than their long distance and broadband costs. FCC's UNE-P Phase Out Policy is expected to encourage competition in this area through greater investment in building local voice networks. To-date the Bells have the monopoly of the local voice networks and there are no alternatives available to businesses.

Businesses demand scalable broadband connectivity solutions, not offered by the Bells.

Currently, the Bells utilize older technology that prohibits network access scalability between T1 (1.5 Mbps) and T3 (45 Mbps). This rigid network structure is cost prohibitive for many businesses that require broadband access between this range. Our innovative CIAN router enables CSPs to offer businesses complete scalability in this range for their broadband access needs. CSPs are able to capture this market by utilizing our proprietary software technology embedded in our CIAN router. In addition, CSPs benefit from our CIAN's ability to offer control of local data switching within an area as well as cost savings derived from local aggregation of services by co-locating our CIANs in the Bells' central offices.

Limitations of Dial-up, ISDN and DSL

The vast majority of Internet users access data networks through slow dial-up modems, an integrated services digital network (ISDN) line or a digital subscriber line (DSL) line offering typically 56 Kbps, 128 Kbps and 640 Kbps respectively. DSL technology is very sensitive to the quality of the existing analog voice grade lines. Therefore, DSL service is severely limited by the length of wire from the Bells' central office to a subscriber location. This is generally less than 18,000 feet, which represents less than 45% of the total market. This shortcoming is created by the Bells' existing analog voice grade lines and is incurable. However, under the UNE-L policy, CSPs and UNE-P migration providers will be able to lease from the Bells at cut-rate prices T1 and T3 digital carrier grade lines to their business customers. Our co-located CIAN distribution router provides 1.5 Mbps (T1) to 45 Mbps (T3) or 10/100 Mbps Ethernet broadband service without any distance limitations or degradation of bandwidth.

Emergence of Managed IP Private Line, Frame Relay and Ethernet Packet Switched "broadband" Technology

Managed Internet Protocol (IP) enabled private-line (PPP), frame relay (FR) and Ethernet (PPPoE) are packet-switching based "broadband" technologies that dramatically increases the reliability of packet data transmission over standard T1 or T3 digital carrier grade copper lines. It also dramatically increases the reliability of packet data transmission because of end-to-end integrity. We believe IP enabled PPP, FR or PPPoE packet-based networks are significantly more efficient than traditional point-to-point networks, and allow end users to connect to any location that can be assigned an IP address. Traditional point-to-point networks, including the traditional telephone network and private data networks, are less efficient because they require a dedicated connection between two locations. Our CIAN router's IP enabled private-line or frame-relay or Ethernet packet-based networks allow multiple users to share broadband access to Internet or frame relay network.

OUR BUSINESS STRATEGY

Our strategy is to be a leading niche provider of UNE-P services to CSPs by deploying our distributed digital voice and broadband data switching systems in the United States. We intend to implement the following strategies to achieve our goal:

Exploit Early Market Entrance

We intend to exploit our early market entrance by offering our UNE-P migration services to numerous non-facilities based resellers (NFRs) and CSPs by using our innovative local voice and broadband data switching systems. We expect NFRs and CSPs will demand our services and technology for their UNE-P to UNE-L migration. We believe that we are perhaps one of the first companies to implement and offer a total solution that includes voice Time Division Multiplex (TDM), broadband IP Frame Relay (FR), IP Private Line (PPP) and IP Ethernet (PPPoE) technologies in one integrated cabinet using our CDCO, CTSX and CIAN systems. With our systems, we can offer full range of voice and broadband data services to business and residential customers of NFRs and CSPs without using the Bells' local voice and data switching facilities. We believe that our UNE-P migration services derived from our proprietary technology offers NFRs and CSPs the unique opportunity to immediately reduce their network costs and increase quality of service to their business and residential customers. In addition, we have the advantage that we have already developed and tested our systems, increasing the speed-to-market our UNE-P migration services.

Establish Market in High Density Areas

Pursuant to the UNE-P Phase Out Policy, we believe that revenues of CSPs from business and residential customers will erode as the Bells cut into their markets while also denying access to them. We intend to leverage the existing customer relationships established by these NFRs and CSPs, especially in high-density areas such as industrial parks, campuses, office complexes, residential urban and inter-urban areas. We believe that we can provide on a full service basis UNE-P migration services to NFRs and CSPs at affordable rates for local voice and broadband network services with no investment on their part. Hence, NFRs and CSPs would benefit from re-capturing, maintaining or gaining customers without owning their local network. As value-added services, we would help NFRs and CSPs, generate greater revenues by offering e-commerce solutions, virtual private network services, secure email services, secure VPNs, video conferencing and multimedia services. We believe that the entire telecommunications service provision business will continue to consolidate from several hundred to less than a hundred of NFRs and CSPs competing with the Bells. We also believe that only those NFRs and CSPs will exist that either owns their local switching networks or seek UNE-P migration services from companies such as Cyber Digital. We believe that we could offer savings of 15% to NFRs and CSPs, on wholesale basis, from rates they are currently accustomed to paying to the Bells. The NFRs and CSPs would simply transfer all their current customer accounts onto our UNE-P migration network. Our UNE-P migration network would be neutral to and shared by any NFR and CSP, thereby eliminating stranded capital. This would help us gain market share in this niche market quite rapidly, without resorting to direct marketing to each customer or consumer, which could be prohibitive in early stages of this emerging market.

Roll out in first MSA

Our objective is to build, own and operate (BOO) our UNE-P migration network by using our voice and broadband local switching systems in the first Metropolitan Service Areas (MSA) of New York Metro as rapidly as our financial resources allow us. There is abundant capacity of optically-enabled TDM (voice) and IP (broadband) backbone network available between all major cities in the United States, but as yet businesses or consumers do not have any access to that capacity for both voice and broadband without using the Bells' switches. Industry experts estimate that only between 2.6% to 5% of this capacity is currently being utilized. Our high-performance CDCO and CTSX distributed TDM switches, and CIAN IP distribution softswitch/routers are specifically designed to allow us as UNE-P migration provider to efficiently deploy, on co-location basis, local digital TDM (voice) and IP (broadband) networks including TDMoIP (TDM voice over IP). Fortunately, in major MSAs, abundant optical fiber backbone capacity is available at costs far below their actual construction costs. We can rapidly deploy and co-locate our switching systems, and connect to this inexpensive optical fiber backbone. We believe that we will establish a strong market position with early adopters of our UNE-P migration service and underlying technology as this competitive service provision market establishes itself.

Provide Superior Customer Service

As part of our strategy to serve and retain NFRs and CSPs, we intend to provide superior maintenance and service of our switching systems at no cost to them. Besides delivering high-quality systems that provide carrier-grade voice and broadband services, we will provide remote maintenance on our installed systems, 24 hours a day, seven days a week. Our objective in providing outstanding service to our NFRs and CSPs is to provide a high level of customer satisfaction, achieve customer loyalty and accelerate the adoption rate of our UNE-P migration services for both voice and broadband data.

OUR RANGE OF DIGITAL VOICE SWITCHES FOR UNE-P MIGRATION SERVICES

We offer distributed digital switching systems for modern digital telecommunications applications and networks. These systems are Cyber Distributed Central Office (CDCO) and Cyber Tandem Exchange (CTSX), primarily for use by UNE-P migration providers and CSPs, who are forced to bypass the Bells' local switching networks pursuant to the UNE-P Phase Out Policy. Our commitment to research and development has enabled us to create new systems, employing SS7 or C7 signaling. Most importantly, we have developed specialized Advanced Intelligent Network (AIN) software for modern wireline, wireless and fiber optic networks. We intend to constantly develop additional new technologies and software for our systems.

Cyber Distributed Central Office

Our Cyber Distributed Central Office (CDCO) is designed to provide digital voice communications to subscribers in densely populated urban areas. Intended for Class 5 local central office exchange applications, CDCO features a modular distributed architecture with condensed hardware elements, as it is primarily driven by software. Our CDCO switching systems serve as the core of Integrated Services Digital Networks (ISDN), wired and wireless services, microcellular services, and personal communication services (PCS). The CDCO provides flexible digital interfaces for microwave systems, copper wire metallic systems, radio relay systems, wireless systems, fiber optic systems and satellite systems. Our CDCO system consists of nodes connected by standard digital links, which permit optimization of the network with respect to specific size, required traffic capacity and desired applications. The modular nature of the nodal structure of our CDCO provides an economical digital switching exchange from as little as a few hundred lines to as many as several million subscriber lines of capacity.

The control functions of our CDCO system are totally distributed in autonomous processing sub-systems or nodes. Node processors are loosely coupled and exchange information through standardized inter-nodal communication digital links. The distributed approach permits switching systems to be co-located at the Bells' central offices as it is extremely compact and small. Moreover, a failure in one node does not affect other nodes. In addition, the distributed approach eliminates bottlenecks, as the system offers multiple routes for call completion.

Cyber Tandem Exchange

Our Cyber Tandem Exchange (CTSX) serves as an inter-city exchange for long distance voice and data trunk services as well as a regional trunk exchange connecting to various local CDCO exchanges by fiber optic or digital wireline or wireless transmission. Intended for Class 4 tandem exchange applications, CTSX has only digital interfaces, which offer capacities ranging from 20 T1s to 20,000 T1s digital trunks. CTSXs are compact and can be co-located at the Bells' central offices. Our proprietary Cybermesh software permits seamless operation with synchronous optical networks (SONET) or point-to-multi-point digital wireless networks. Our proprietary Cybermesh software allows all CTSXs connected in a mesh to provide virtually non-blocking service with excellent traffic handling capacity (not possible with centralized monolithic switches). We also offer a version of CTSX strictly for international gateway functions for Class 3 applications, which utilizes our specialized proprietary software.

OUR RANGE OF BROADBAND SYSTEMS FOR UNE-P MIGRATION SERVICES

We have developed our Internet infrastructure systems such as Cyber Business Internet Gateway (CBIG), Cyber Internet Access Network (CIAN) distribution router, Cyber Firewall (CFW) IPSec based firewall appliance and Cyber Web Server (CWEB). We intend to enhance our systems by new technologies and software when the market requires.

Cyber Business Internet Gateway

Our Cyber Business Internet Gateway (CBIG) a powerful Internet Protocol (IP) Frame Relay and Private Line based gateway that replaces many single function equipment such as router, network address translator, Ethernet-to-T1 converter, IP frame-relay and private-line equipment, CSU/DSU, firewall equipment, e-mail server and web server. We believe that our CBIG gateway is unique in the industry as it combines all the functions and features required by a customer-end network in one box, about the size of a reference handbook. Our CBIG dramatically increases the reliability of the customer-end network by eliminating many such devices while also lowering the overall cost of network acquisition by 40% to 50%.

Our CBIG offers built-in standard security features, making it what we believe to be an ideal enterprise-wide virtual private network (VPN). The firewalls are provided by IP filtering, IP masquerading and IP tunneling. Our CBIG is based on PC architecture using Intel Pentium processors and Linux Operating Software.

Cyber Internet Access Network

Our Cyber Internet Access Network (CIAN) is a high-end distribution router/soft-switch, which permits numerous business users to simultaneously access the Internet at a fixed committed bandwidth rate (CBR) on "always on" basis. Our CIAN creates a 'Mini-POP' (Points of Presence) at co-location site of the Bells' central offices and brings the Internet closer to users thus eliminating bottlenecks, reducing network delays and increasing reliability. We offer two models of CIANs. Our CIAN1 distribution router has the capacity of 0.5 Gbps and is suitable for T1 (1.5 Mbps) to T3 (45 Mbps) carrier grade applications (for T-POPs). Our CIAN2 distribution router has the capacity of 1.0 Gbps and is suitable for Ethernet from 10 Mbps to 100 Mbps IP over Ethernet grade applications (for E-POPs). Our CIAN distribution routers are specifically designed to allow UNE-P migration providers and CSPs to build their local broadband networks by using the UNE-L from the Bells. Our CIAN is based on PC architecture using Intel Pentium processors and Linux Operating Software.

Cyber Firewall

Our proprietary standalone Cyber Firewall (CFW) series IPSec firewall appliance offers simple-do-it-yourself installation software for business-to-business e-commerce secure access and virtual private network applications. IPSec is an industry-wide standard for assuring the privacy, integrity and authenticity of information crossing public IP networks. Adhering to IPSec standards makes Internet "wiretapping" impractical. Based on our proprietary software technology, our CFW IPSec firewall provides a cost-effective way of creating an enterprise-wide virtual private network (VPN) by enabling secure use of the Internet. Our CFW series firewall appliance is standalone device totally independent of customer's computing operating system platform. Our CFW is based on PC architecture using Intel Pentium processors and Linux Operating Software.

Cyber Web Server

Our Cyber Web Server (CWEB) and Cyber Domain Name Server (CDNS) are based on Linux Operating System and Intel Pentium processors. We believe that our servers are robust and proven-in for high performance web applications.

CUSTOMER, SALES AND MARKETING

Internet Systems

Under the AT&T Alliance program, we provided Internet services to many medium and small businesses in Boston area for a period of one-year ending February 2001, when we terminated our agreement with AT&T due to telecommunications meltdown. During this period we successfully tested all our Internet systems, including CBIG, CIAN, CFW and CWEB, for both local-loop digital broadband and VPN applications. Our Internet systems provided network availability in excess of 99.999% when we provided Internet services in alliance with AT&T. We believe that our systems are ideally suited for the next-generation of local-loop digital broadband networks requiring increased reliability, performance, scalability, interoperability and flexibility. Our strategy is to provide UNE-P migration services using our Internet systems to Internet service providers who are, generally, non-facilities reseller and lack the technical ability or willingness to build the next-generation local-loop digital broadband networks in the aftermath of the telecommunications meltdown in the U.S.

Digital Voice Switches

To date, we have sold approximately 76 previous generation of our digital voice switches to the defense agencies of the U.S. federal government and to China serving over 60,000 lines.

We were selected, over established companies such as Alcatel and Siemens, to provide Nigeria with a 10,000-line telephone network. Since we offer an affordable telecommunications as well as Internet capability, the Nigerian authorities have selected us as one of the suppliers of telephone and Internet systems.

Due to the March 2005 FCC UNE-P phase out policy, our strategy is to provide UNE-P migration services with our latest generation of digital voice switches to CSPs, who are, generally, non-facilities reseller and lack the technical ability or willingness to build the next-generation local-loop digital voice networks in the aftermath of the telecommunications meltdown in the U.S.

COMPETITION

Digital Voice Switches for UNE-P Migration Services

Currently, there is virtually no direct competition in providing UNE-P migration services or supplying digital voice switches for the UNE-P migration services due to the newness of this market. However, there is indirect competition by DSL equipment suppliers that co-locate equipment in central offices for broadband services. Since, DSL cannot provide the full array of voice and special access services as required by businesses and residential subscribers, minimal competition from DSL equipment suppliers is expected. In addition, DSL equipment is not only expensive but also larger in size; making it unsuitable for providing voice services on a co-located basis in the Bells' central offices. Since, our competitor's digital voice switches are both bulky and heavy and cannot be co-located in the Bells' central offices, we find ourselves with little or no competition in this upcoming high growth market. We believe that we are uniquely poised to be the leader in this market, since our CDCO, CTSX and CIAN systems have been developed over many years in anticipation of this market. The telecommunications and related networking industries are characterized by intense competition. We compete with numerous well-established foreign and domestic companies, many of which possess substantially greater financial, marketing, personnel and other resources than us. These companies have established reputations for success in the development, sale and service of digital switching and networking and related products.

Systems that perform many of the functions similar to our CDCO and CTSX digital voice switches are readily available from a limited number of competitors, namely Lucent Technologies, Nortel Networks, Alcatel and Siemens. However, our competitors systems are based on previous generation single-function monolithic centralized switching technology offering poor reliability, low performance, no scalability, no flexibility and are unsuitable for the UNE-P migration services that requires co-location at the Bells' central offices. Furthermore, these systems are large in physical size with fixed capacity, suffer from stranded capital, consume more power, and are cumbersome to use with modern wireless and optical technologies. We have developed our systems on a next generation multi-function distributed switching technology offering superior reliability, performance, scalability and flexibility. Our systems offer modular growth in increments of 1,000 to unlimited number of subscribers and typically occupy 1/100th the space that of our competitor's offerings; making our systems ideally suited for co-location in the Bells' central offices for UNE-P migration services. Most importantly, we have developed specialized software for modern wireless and optical technologies, such as our CyberMesh software. We can easily and rapidly implement future advancements in our systems through software. On the other hand, our competitors also have the research and development capabilities, and financial and technical resources necessary to enable them to respond to technical advances as well as evolving industry requirements and standards.

Unlike the existing Bells' public voice telephone network that consists of monolithic centralized digital switches, the CSPs will be seeking for an alternative cost-effective approach, such as our CDCO and CTSX distributed digital switching systems, especially after the October 2004 Supreme Court and March 2005 FCC rulings. We believe that the upcoming trend in the telecommunications industry towards distributed switching for local switching networks from monolithic centralized switching will follow a similar trend in the computer industry towards distributed networking personal computers from monolithic centralized mainframe computers, which began the PC revolution in 1980s. We believe that with our distributed switching systems, the CSPs or nascent UNE-P migration service provider can rapidly provide telephone services to their customers by migrating from UNE-P to UNE-L. It is substantially easier to install small, distributed switches than large monolithic centralized switches with their corresponding long cabling infrastructure. We believe that our digital voice switches are well suited for the local switching needs of CSPs or nascent UNE-P migration service providers.

We believe that our systems have the following three strengths:

  the installed cost of our digital voice switches (wireless or wireline) for local switching applications is less than those of the competition;
  our switches can be co-located at the Bells' central offices and put into service rapidly, and distributed architecture of our switches eliminates stranding capacity and capital.

Broadband Systems For UNE-P Migration Services

The Internet related networking products business is characterized by intense competition, except for certain products for niche markets such as the market for our CIAN distribution softswitch/routers, when applied for the new market of UNE-P broadband data migration services. We compete with numerous well-established foreign and domestic companies, many of which possess substantially greater financial, marketing, personnel and other resources than we do. These companies have established reputations for success in the development, sale and service of Internet products, however, these companies are not yet organized to provide UNE-P migration services.

Currently, there is limited competition in the UNE-P broadband data migration services market due to the newness of this market. Cisco Systems and others are focusing on increasing the bandwidth capacity of their existing centralized IP backbone core routers i.e. increasing the bandwidth of the POPs. Our focus is to introduce an intermediate stage distribution router or Mini-POP on co-location basis at the Bells' central offices. This provides nascent UNE-P migration providers and CSPs with an alternate to the Bells' local broadband switching network, which is being phased out pursuant to the UNE-P Phase Out Policy. Our solution will alleviate congestion of IP data and TDMoIP/MPLS/E traffic between customer-end point and POP. In addition, CSPs will be able offer FR or PPP with scalable bandwidth from T1 to T3 as well as Ethernet speeds up to 100 Mbps. Our CIANs are ideally suited for co-location at the Bells' central offices because of small size when compared to separate centralized routers and softswitches. Our CIAN is an integrated distribution softswitch plus router that by software handles various IP broadband technologies and protocols including but not limited to Frame Relay, Private Line, PPP, PPPoE, TDMoIP, MPLS, etc.

Proposed Voice and Broadband Data UNE-P Migration Network Implementation in the first MSA

Cyber plans to build, own and operate (BOO) and engineer, furnish and install (EF&I) in the first MSA of New York Metro, a UNE-P migration based voice and broadband local network for CSPs, as rapidly as our financial resources allow us and subject to raising the requisite capital. We expect to provide UNE-P migration services by co-locating our switching systems in various Bell central offices (hereinafter referred to as "colo Bell central office"). We expect to install our CDCO, CTSX and CIAN switches to provide UNE-P migration services for 1,152 voice lines, 48 voice T1 lines and 64 T1 broadband data lines, respectively, at each colo Bell central office. All voice traffic will be carried over 1 DS3 and broadband data traffic on 1/2 DS3 from each colo Bell central office and terminating at the Level(3) colo site. We have a Master Service Agreement with Level(3) Communications where Level(3) will provide our originating UNE-P migration network with voice termination in U.S., Canada and in any international country. Level(3) will also provide our originating UNE-P migration broadband network with appropriate bandwidth for Internet access from Level(3) colo sites. At level(3) colo site we will install our CTSX and CIAN switches for the purposes of aggregating traffic from various colo Bell central offices before handing off all voice and broadband data traffic to Level(3) network for termination purposes.

We expect to begin with installation of 1 colo Bell central office in the first quarter of first year, after raising the requisite capital. Thereafter, we expect to install at a growth rate of 1 additional colo Bell central office each subsequent quarter. Hence, by the end of third year, we hope to have installed and put into service 42 colo Bell central offices mainly in New York Metro. There are 106 Bell central offices in New York Metro. During this period we would be providing 48,384 voice lines, 48,384 voice lines on 2,016 voice T1 lines and 2,688 broadband data T1 lines. A total of 96,768 voice lines out of 3 million lines is approximately 3% of the available New York Metro market. Our growth in this market is directly proportional to our capital raise activities and available financial resources to us.

PROPRIETARY TECHNOLOGY

We do not hold any patents or copyrights and have no patent or copyright applications pending. We regard our software technology and certain components of our system hardware as proprietary and rely for protection upon copyright and trade secret laws and confidentiality agreements with our employees. In addition, we require our customers to enter into a license and confidentiality agreement permitting the customer the exclusive use of the system operating software, which is furnished to the customer in object or binary form only.

We believe that these protections are sufficient to protect our rights to our systems and software. Despite these protections, however, it is possible that competitors, employees, licensees or others may copy one or more of our systems or our technology or obtain information that we regard as proprietary. In addition, there can be no assurance that others will not independently develop systems or technologies similar to those of ours, that confidentiality agreements will not be breached or that we will have adequate resources to protect our proprietary technology. We believe that because of the rapid pace of technological change in the digital switching and networking industries, protection for our systems is less significant than the knowledge, ability and experience of our employees, the frequency of product enhancements and the level of service and support provided to customers by us.

GOVERNMENT REGULATIONS AND INDUSTRY STANDARDS

The telecommunications and related networking industries in which we compete are highly regulated in both the United States and internationally. Imposition of public carrier tariffs and taxation of telecommunications services could materially adversely affect demand for our systems. Furthermore, regulation or deregulation of public carrier services by the United States and other governments, including permitting local carriers to manufacture switching equipment, may determine the extent to which we will be able to penetrate markets in the United States and internationally and may result in significantly increased competition, which would significantly impact our future operating results. In addition, our systems must comply with equipment, interface and installation standards promulgated by communications regulatory authorities, including the Federal Communications Commission.

We are required to obtain a license from the Department of Commerce prior to exporting to certain countries. A denial of an export license to us, however, would probably be based upon a policy, which would also affect other U.S. companies exporting similar systems.

Industry standards organizations, such as International Telephone Union ("ITU"), Telcordia (Bellcore) in the U.S., and Internet Engineering Task Force ("IETF") have created committees to address the matter of standards within the telecommunications and Internet industries. The purpose of such standards is to facilitate the inter-operability of products from various vendors and, through standardization, create a competitive environment, which is anticipated to result in lower product costs. During the past few years, many new standards have been adopted and more are pending. The International Standards Organization (ISO), one of the primary standard setting bodies in the communications industry, has developed a framework for network standards called the Open System Interconnection Reference Model (the "OSI Model"). The OSI Model represents a standard approach by which information can be communicated throughout a network, so that a variety of independently developed computer and communications devices can inter-operate. The design of our systems incorporates the OSI Model and accommodates most existing and pending ISDN, AIN, SS7, C7, X.25, Frame Relay, Private Line, and IPSec standards, including applicable ITU, Telcordia (Bellcore) and IETF specifications. In most foreign countries, government departments or ministries set industry standards.

Changes in government policies, regulations and interface and installation standards or industry standards imposed by domestic and foreign carriers in the future could require our company to alter methods of operation, resulting in additional costs, which could have a material adverse effect on our company.

PRODUCTION AND SUPPLY

We are engaged in manufacturing, software programming, assembly, system testing and quality assurance at our facility in Hauppauge, New York. Our operations involve the creation of the required system software, the inspection of system components manufactured by third parties, programming of microchips and microprocessors, assembly of the components of the system hardware and quality control and testing to certify final performance specification. We believe that we have sufficient excess production capacity to satisfy any increased demand for our systems in the foreseeable future.

We are dependent on third-party manufacturers for the production of all of the component parts incorporated into our systems. We purchase our component parts from numerous third-party manufacturers and believe that numerous alternative sources of supply for most component parts are readily available, except for a few semiconductor components purchased from single source vendors. These are embedded processors and Pentium processors from Intel Corp., programmable gate array chips from Altera Corp., and certain telecom chips from Motorola, Inc., Rockwell Semiconductors Systems and PMC-Sierra Corp. If these are discontinued by their respective manufacturers, we would be required to redesign some of our systems by using other vendors components, which could cause delays in delivery of systems. We believe that alternative sources of supply for such components are available. We are substantially dependent on the ability of our suppliers, among other things, to satisfy performance and quality specifications and dedicate sufficient production capacity for parts within scheduled delivery times. We do not maintain contracts with any of our suppliers. We purchase components pursuant to purchase orders placed from time to time in the ordinary course of business. Our ability to deliver systems on timely and competitive basis could be adversely affected due to failure or delay in delivery of parts caused by our suppliers.

We offer a one-year warranty for sales covering operating defects, during which period we will replace parts and make repairs to the system components at our expense.

RESEARCH AND DEVELOPMENT

Since the inception we have devoted substantial resources to the design and development of our systems. For the fiscal years ended March 31, 2005 and 2004, we expended approximately $25,000 and $22,921, respectively, on research and development. During the year ended March 31, 2004, we substantially reduced our research and development expenditures due to lack of capital. Although our systems are fully developed such as our CDCO, CTSX, CRX, CSX, CBIG, CIAN, CFW and CWEB, we are continually seeking to refine and enhance our systems, including enhancements to comply with emerging regulatory or industry standards or the requirements of a particular customer or country. We believe that with our latest generation of CDCO, CTSX and CIAN systems we can provide UNE-P migration services for both voice and broadband data. However, we expect that these systems may require some software tweaking and adjustments as we roll out our network.

The markets for our systems are characterized by rapidly changing technology and evolving industry standards, often resulting in rapid systems obsolescence. Accordingly, our ability to compete depends on timely introduction of our systems to the marketplace, continual enhancements to our systems, and adapting to technological changes and advances in the communications industry, including assuring continuing compatibility with evolving industry standards. There can be no assurance that we will be able to compete successfully, that competitors will not develop technologies or products that render our systems obsolete or less marketable, or that we will be able to keep pace with the technological demands of the marketplace or successfully enhance and adapt our systems to satisfy industry standards.

SERVICE SUPPORT

We believe that service, support and training are important factors in promoting sales and customer satisfaction. Services we provide our CSP and nascent UNE-P migration service customers include feasibility studies, site surveys, engineering planning, project estimating, network planning, network design, system planning, site preparation, system installation, customer training and maintenance. However, we believe that CSPs and nascent UNE-P migration service providers are not yet ready to build their local-loop voice and broadband networks, due to their lack of technical ability and capital. We expect them to rely on our ability to provide UNE-P migration services to them.

Since, our system hardware consists of a cabinet with shelves having printed circuit boards inserted into physical slots, a substantial part of repair and maintenance can be accomplished by simply substituting the component in need of repair. In addition, our systems are designed to be accessible by computer from our headquarters, allowing our service personnel to remotely call up, diagnose and otherwise support systems, thereby reducing response time and cost.

EMPLOYEES

As of the date hereof, we have five employees, of which two were engaged in marketing and sales activities, one was engaged in research and development, and two were in administration. None of our employees is represented by a labor union. We consider our employee relations satisfactory.

GLOSSARY OF TERMS
Analog	Analog transmission employs continuously variable signal.

Backbone

An element of the network infrastructure that provides high-speed, high capacity connections among the network's physical points of presence. The backbone is used to transport end user traffic across the metropolitan areas and across the United States.

Bandwidth	Refers to the maximum amount of data that can be transferred through a communication channel in a given time. It is usually measured in bits per second for digital communications.

Broadband	Broadband systems transmit data at high speed using high bandwidth capacity communication channel.

Central Office	Incumbent carrier facility where subscriber lines are connected to ILEC switching equipment.

Collocation	A location where a competitive carrier network interconnects with the network of an incumbent carrier's central office.

Competitive Local Exchange Carrier (CLEC)	Category of telephone service provider that offers local exchange services in competition with those of the incumbent carrier.

Copper Line or Loop	A pair of traditional copper telephone lines using electric current to carry signals.

Digital	Digital transmission and switching technologies employ a sequence of binary digits to convey information.

DSL	Digital Subscriber Line. An analog transmission technology where binary digits are sent over analog transmission lines or local copper loop.

E-Commerce	Electronic Commerce. An internet service that supports electronic transactions between customers and vendors to purchase goods and services.

Firewall	A computer device that separates a local area network from the internet and prevents unauthorized access to the local area network through the use of electronic security mechanisms.

Frame Relay	A form of packet switching with variable length frames that may be used with a variety of communication protocols.

Incumbent Local Exchange Carrier (ILEC)	A company providing local exchange services, such as the Bells..

Internet	An array of interconnected networks using a common set of protocols defining the information coding and processing requirements that can communicate across hardware platforms and over many links.

Internet Protocol

A standard network protocol that allows computers with different architectures and operating system software to communicate with other computers on the internet. Advanced packet systems employ the Internet Protocol (IP) standard.

ISDN	Integrated Services Digital Network. A transmission method that provides circuit-switched access to the public network at speeds of 64 or 128 Kbps for voice or data transmission.

Internet Service Provider	A company that provides direct access to the internet.

Kbps.	Kilobits per second. 1,000 bits per second.

Mbps	Megabits per second. 1,000,000 bits per second.

Modem	An abbreviation of Modulator-Demodulator. An electronic signal-conversion device used to convert digital signals from a computer to analog form for transmission over the telephone network.

Packets	Information represented as bytes grouped together through a communication node with a common destination address and other attribute information.

Private Line	A form of packet switching with fixed length bytes that may be used with a variety of communication protocols.

Router	A device that accepts the Internet Protocol from a local area network and switches/routes Internet Protocol packets across a network backbone.

T-1	This is a Bell System term for a digital transmission link with a capacity of 1.544 Mbps.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements

When used in this discussion, press releases and elsewhere by the management of our company from time to time, the words "believes," "anticipates," and "expects" and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Additionally, certain statements contained in this discussion may be deemed forward-looking statements that involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially or adversely are the following: the ability of our company to meet its working capital and liquidity needs, the status of relations between our company, its primary customers and distributors, the availability of long-term credit, unanticipated changes in the U.S. and international economies, business conditions and growth in the international and the U.S. telecommunications industry, level of growth in both voice and internet systems sales generally, the timely development and acceptance of new products, the impact of competitive products and pricing, changes in the cost of component materials, changes in product mix, the outcome of litigation in which our company may become involved, along with product delays and other risks detailed from time to time in our company's SEC reports, including but not limited our Annual Report on Form 10-KSB for the year ended March 31, 2005. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Our company undertakes no obligation to publicly release the results of any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

We are a designer, software developer, manufacturer and seller of a range of unique distributed digital-voice-switching infrastructure equipment for public switched-voice-network operators worldwide. We are also a software developer, systems integrator and seller of high-performance Internet infrastructure systems, such as soft-switches, routers, gateways, firewalls and servers for Internet service providers to create digital broadband services, voice-over Internet protocol (VoIP) services, and virtual private networks (VPN) services. With our latest generation of switching systems, we can offer affordable voice and broadband data local switching services to competitive service providers (CSPs) such as competitive local exchange carriers (CLECs), long distance carriers (LDCs) and Internet service providers (ISPs). Our new mission is to become a leading alternative local switching service provider to competitive service providers by deploying our local voice and broadband data switching infrastructure systems in the United States. We expect to generate recurring revenues from wholesaling our local voice and broadband data services to competitive service providers at affordable rates. We believe that we are one of the first companies to offer such services.

Unlike our competitor's systems, our systems are neither labor nor capital intensive but are software intensive. This capability, in contrast to that of our competitor's, makes our systems more affordable for both voice and Internet service providers worldwide. Our digital voice switching and Internet Protocol (IP) infrastructure systems are based on our proprietary operating system software, which provides high performance, reliability and functionality. We believe that we are one of a very few companies in the world with proprietary technology of distributed digital switching. We have expended over $20 million dollars on the development of our rock solid proprietary state-of-the-art technology, which is built on 21 years of experience. We believe our systems are ideally suited for the U.S. pursuant to the recent FCC rulings.

Beginning March 2005, the U.S. Federal Communications Commission (FCC) decided to phase out UNE-P rules that forced the regional bell operating companies (the "Bells") to lease local switching networks to its competitors (CSPs) at cut-rate prices. This ruling favors us to evolve as an alternative local switching network provider, that is as an UNE-P migration service provider, to these CSPs for Mass Market Local Circuit Switching and High-Capacity Loops for broadband markets. FCC further rules that CSPs must move all customers to non-Bell networks by March 2006. Today, CSPs lease 17 million lines for $4.5 billion per year from the Bells, creating an immediate market opportunity for us. Morover, the Bells own 163 million lines creating a huge migration services opportunity for many years to come. We intend to be the first company to offer such UNE-P migration services to CSPs by deploying our local voice and broadband data switching infrastructure systems in the U.S., beginning with New York Metro in partnership with Level 3 Communications. Under an agreement, Level 3 will provide for voice and data termination services to all traffic generated on our local switching systems. We will wholesale our UNE-P migration services to CSPs at affordable rates on recurring basis for local, long distance and international calls as well as broadband Internet access and virtual private network (VPN) services.

Emerging Market Opportunity in the FCC Regulated Market

On June 15, 2004, the Supreme Court finally approved the Federal Communications Commission's (FCC) new ruling on phone policy released on August 21, 2003, requiring the Bells' competitors, such as competitive local exchange carriers (CLECs) and long distance carriers (LDC), to use their own voice and data switches for connecting calls instead of leasing the Bells' voice and data switches (hereinafter referred to as "UNE-P Phase Out Policy"). UNE-P is an acronym for Unbundled Network Element - Platform, where Platform means the Bells' voice and data switches, the leasing of which is being phased out. Prior, to this UNE-P Phase Out Policy, there was no incentive for CLECs or LDCs to build their local voice and data switching networks in the U.S. On October 12, 2004 the Supreme Court declined to hear an appeal by AT&T and MCI and other CLECs that had requested access to the Bells' voice and data switches. As a result of the court's and FCC's decisions, AT&T and MCI have pulled back in their marketing of residential and small business telephone services. On December 15, 2004, FCC issued the UNE-P Phase Out Policy and associated tariffs with effectiveness beginning March 11, 2005. We believe that the UNE-P Phase Out Policy has created an emerging growth market opportunity, because CLECs and LDCs are forced to allocate capital towards building their local switching infrastructure or obtain UNE-P migration services from companies, like Cyber Digital, that are envisioning to enter this market. As of now, there are no UNE-P migration service providers in the U.S.

The UNE-P Phase Out Policy enforces the CLECs, LDCs, and ISPs collectively as CSPs to transition off to other local telephone and broadband switching infrastructure instead of using the Bells' local switching networks. This is expected to create a metamorphosis in local voice and data switching infrastructure expansion by Cyber Digital as a nascent UNE-P migration provider to CSPs. The economics of building local switching networks is vastly different from that of long distance networks. The capital investment required to build a local switching networks is five to six times higher than the capital costs of long distance networks, because such networks must extend all the way into the offices and homes of their customers. The UNE-L policy permits Cyber Digital to lease the copper wires to subscriber premises at cut-rate prices from the Bells. This would allow us to co-locate our switches in numerous central offices owned by the Bells to offer UNE-P migration service to CSPs. Therefore, we believe that the FCC's UNE-P Phase Out Policy has created an enormous market opportunity in the UNE-P migration service provision area for us.

We believe that for the first time in our history, the market has opened for our digital voice switches and broadband systems for the creation of local switching network services, especially referring to Mass Market Local Circuit Switching and High-Capacity Loops. We believe that metamorphosis in wireline local voice and broadband switching infrastructure expansion will begin soon and will support our growth for many years. We believe that a high growth market opportunity has been created by the UNE-P Phase Out Policy, because CLECs and LDCs are forced to allocate capital towards building their local switching infrastructure or seek for such UNE-P migration services from other providers, such as Cyber Digital.

These competitors CLECs and LDCs have lost the battle with the Bells. Beginning in 2005, the Bells will begin to virtually shut off access to their local voice and data switches. The local voice switch access charges will be rising from 40 percent to over 60 percent by 2006, making local voice switch ownership by CLECs and LDCs an increasingly key factor for their future or seek UNE-P migration services from other providers. However, CLECs, LDCs and nascent UNE-P migration providers would be able to lease the copper wires to subscriber premises at cut-rate prices from the Bells, under the UNE-L policy. UNE-L is an acronym for Unbundled Network Element - Line, where Line means the copper wires to subscriber premises. This would permit CLECs, LDCs and nascent UNE-P migration providers (such as Cyber Digital) to co-locate their voice and data switches in the Bells' central offices. Hence, CLECs, LDCs and nascent UNE-P migration providers must rapidly build their own local switching facilities and networks. The FCC further ruled that CLECs and LDCs must also provide broadband data services along with voice services. So also FCC mandates that Internet service providers (ISP) must also provide voice along with broadband data services. Hence, CLECs, LDCs and ISPs must build their own local voice and broadband switching facilities and networks to serve their business and residential customers or obtain such services from nascent UNE-P migration providers. This means huge demand for our digital voice switches and broadband systems by nascent UNE-P migration providers and competitive service providers (CSPs) (hereinafter includes CLECs, LDCs and ISPs). We believe that combined power of our digital voice switches and broadband Internet systems offers nascent UNE-P migration providers and CSPs affordable one-stop solution for their local switching needs.

We believe that we are at the threshold of the local telephone switching metamorphosis in the U.S. According to data released by FCC, to-date less than 6 million local-loop switched lines were owned by the CSPs as compared to 163 million such lines owned by the Bells. Hereafter, CSPs have to continuously invest, year after year, in bringing their local voice switching infrastructure at par with those of the Bells or obtain such services from nascent UNE-P migration providers such as Cyber Digital. Beginning in 2005, we expect nascent UNE-P migration providers and CSPs to increase their capital expenditures towards that end. We intend to serve this high growth market, expected to be rising from almost zero to $4.5 billion annually; according to the Investor's Business Daily article dated February 28, 2005, "As UNE-P Laws Fade Away."

We believe that the telecommunication service provision business will be rapidly consolidating in the next few years, especially in response to the UNE-P Phase Out Policy by FCC. The distinction between the services offered by LDCs, CLECs and ISPs are being eroded, and moreover, a greater emphasis is being placed on the build out and ownership of local switching network for both voice and broadband data. Since, the building of local switching networks is highly capital intensive, we project that we are at the threshold of a local switching networks metamorphosis and that it is expected to continue for many years. This marks the beginning of the Next Revolution in telecommunication (i.e. the deregulation of the local voice and data services) as a successor to the First Revolution in January 1984 (i.e. the break-up of AT&T creating deregulation of long distance service). During the last 20 years, LDCs such as Sprint, MCI, and others have competed fiercely against AT&T by building their own long distance networks. This has resulted in long distance charges to be about 30% of a typical telephone bill. While, the local voice charges are about 70% today, largely controlled by the Bells. We want to be the premier provider of UNE-P migration services on wholesale basis to non-facilities based CSPs as well as supplier of local voice and broadband switches to those CSPs electing to build their own local networks. Moving forward, we see ourselves offering UNE-P migration services to these CSPs at affordable rates instead of them obtaining these services from the Bells at uneconomical rates.

We intend to provide UNE-P migration services to CSPs with our proven, intelligent, distributed voice switches and broadband systems that can be co-located in central offices as follows:

    Cyber Distributed Central Office (CDCO) CLASS 5 TDM switches provide numerous voice subscriber lines such as POTS, ISDN, analog trunk lines for PABXs, etc.
    Cyber Tandem Exchange (CTSX) CLASS 4 TDM switches provide numerous T1 carrier grade voice and data trunks.
    Cyber Internet Access Network (CIAN), a high performance IP (Internet Protocol) distribution softswitch/router, provides numerous business customers simultaneous broadband access at multiple T1 speeds up to T3 and Ethernet 10/100 Mbps.

We believe that our CDCO, CTSX and CIAN systems are ideally suited for building local digital voice switching and broadband data networks that requires increased reliability, performance, scalability, interoperability, and flexibility. Due to the UNE-P Phase Out Policy, we believe that we are poised to be a premier UNE-P migration service provider to CSPs because of our highly compact digital voice switches and broadband systems.

Our objective is to build, own and operate (BOO) UNE-P migration based voice and broadband local networks for CSPs initially in 1 Metropolitan Service Areas (MSA), namely New York, as rapidly as our financial resources allow us and subject to raising the requisite capital. There is abundant capacity of optically-enabled TDM (voice) and IP (broadband) backbone network between all major cities in the United States, but as yet businesses or consumers do not have any access to that capacity for both voice and broadband without using the Bell switches. Industry experts estimate that only between 2.6% to 5% of this capacity is currently being utilized. Our high-performance CDCO and CTSX distributed TDM switches, and CIAN IP distribution softswitch/ routers are specifically designed to allow nascent UNE-P migration providers and CSPs to efficiently deploy, on co-location basis, local digital TDM (voice) and IP (broadband) networks including TDMoIP (TDM voice over IP), connecting their customers to their respective TDM and IP backbone network. Fortunately, in major MSAs, abundant optical fiber backbone capacity is available at costs far below their actual construction costs. Nascent UNE-P migration providers and CSPs can rapidly deploy our local switching systems and connect to this inexpensive optical fiber backbone. We believe that we will establish a strong market position ourselves as well as with early adopters of our technology as this competitive service provision market establishes itself, however, there can be no assurance that we will be successful in this market.

Market Opportunity in Developing Countries

We were selected, over established companies such as Alcatel and Siemens, to provide Nigeria with a 10,000-line digital voice switch, IP network switches and optical network for $26 million for their Public Switched Telephone Network (PSTN). Since we offer affordable systems, the Nigerian authorities have selected us as one of the suppliers of digital voice switches and Internet systems. However, there can be no assurance that we will be successful in supplying any of our digital voice switches or Internet systems to the Nigerian telecommunications market.

Results of Operations

For Three Months Ended September 30, 2005

Net sales

Net sales for the quarter ended September 30, 2005 was $0 as compared to $0 for the quarter ended September 30, 2004. We are in early stages of developing the UNE-P migration services market in the U.S. due to newness of the market. We were waiting for the FCC's deregulation policies on local voice and data switching in order to enter this lucrative market with our systems.

Gross profit

We include in our cost of sales the materials and labor used, subcontractor costs and overhead incurred in the manufacture of our systems as well as any change in the valuation of our inventory, which was $0 and $0 for quarter ended September 30, 2005 and 2004, respectively.

Selling, general and administrative

Selling, general and administrative expenses decreased from $63,600 in quarter ended September 30, 2004 to $61,025 in quarter ended September 30, 2005, representing a decrease of $2,575 or approximately 4%, principally due to capital constraints to enter the U.S. market.

Research and development

Research and development expenses decreased from $6,731 in quarter ended September 30, 2004 to $5,769 in quarter ended September 30, 2005, representing a decrease of $962 or approximately 14%, principally due to capital constraints. All development costs are expensed in the period incurred.

Net income (loss) from operations

Net loss from operations in quarter ended September 30, 2005 was $(93,715) or $(.004) per share as compared with a loss of $(92,272) or $(.004) per share in quarter ended September 30, 2004.

Net income (loss) available to Common Stockholders

Preferred stock dividend was $3,151 and $0 in quarter ended September 30, 2005 and 2004, respectively. As a result of the foregoing, the net loss available to common stockholders in quarter ended September 30, 2005 was $(96,866) or $(.004) per share as compared to a net loss of $(92,272) or $(.004) per share in quarter ended September 30, 2004.

For Six Months Ended September 30, 2005

Net sales

Net sales for the period ended September 30, 2005 was $0 as compared to $0 for the period ended September 30, 2004. We are in early stages of developing the UNE-P migration services market in the U.S. due to newness of the market. We were waiting for the FCC's deregulation policies on local voice and data switching in order to enter this lucrative market with our systems.

Gross profit

We include in our cost of sales the materials and labor used, subcontractor costs and overhead incurred in the manufacture of our systems as well as any change in the valuation of our inventory, which was $0 and $0 for period ended September 30, 2005 and 2004, respectively.

Selling, general and administrative

Selling, general and administrative expenses increased from $108,783 in period ended September 30, 2004 to $116,567 in period ended September 30, 2005, representing an increase of $7,784 or approximately 7%, principally due to increase in rent, utilities and medical insurance expenses. Yet, we are limited by capital constraints to enter the U.S. market.

Research and development

Research and development expenses decreased from $12,500 in period ended September 30, 2004 to $11,538 in period ended September 30, 2005, representing a decrease of $962 or approximately 8%, principally due to capital constraints. All development costs are expensed in the period incurred.

Net income (loss) from operations

Net loss from operations in period ended September 30, 2005 was $(180,776) or $(.008) per share as compared with a loss of $(163,218) or $(.007) per share in period ended September 30, 2004.

Net income (loss) available to Common Stockholders

Preferred stock dividend was $6,276 and $0 in period ended September 30, 2005 and 2004, respectively. As a result of the foregoing, the net loss available to common stockholders in period ended September 30, 2005 was $(187,052) or $(.008) per share as compared to a net loss of $(163,218) or $(.007) per share in period ended September 30, 2004.

Year Ended March 31, 2005, Compared to Year Ended March 31, 2004

Net sales

Net sales for the year ended March 31, 2005 (referred to as "fiscal year 2005"), were $0 from $0 for the year ended March 31, 2004 (referred to as "fiscal year 2004"). We are in early stages of developing the UNE-P migration services market in the U.S. due to newness of the market. We were waiting for the FCC's deregulation policies on local voice and data switching in order to enter this lucrative market with our systems.

Gross profit

We include in our cost of sales the materials and labor used, subcontractor costs and overhead incurred in the manufacture of our systems as well as any change in the valuation of our inventory, which was $(56,000) and $0 for fiscal years 2005 and 2004, respectively. During fiscal year 2005, the valuation of our inventory reduced by $56,000.

Selling, general and administrative

Selling, general and administrative expenses decreased from $321,202 in fiscal year 2004 to $245,741 in fiscal year 2005, representing a decrease of $75,461 or approximately 23%, principally due to cutback in marketing efforts in Nigeria and capital constraints to enter the U.S. market.

Research and development

Research and development expenses increased from $22,921 in fiscal year 2004 to $25,000 in fiscal year 2005, representing an increase of $2,079 or approximately 8%. All development costs are expensed in the period incurred.

Income (loss) from operations

Loss from operations in fiscal year 2005 was $(417,360) or $(.02) per share as compared with a loss of $(404,558) or $(.02) per share in fiscal year 2004.

Net income (loss) available to Common Stockholders

Preferred stock dividend was $7,292 and $0 in fiscal year 2005 and 2004, respectively. As a result of the foregoing, the net loss available to common stockholders in fiscal year 2005 was $(424,652) or $(.02) per share as compared to a net loss of $(404,558) or $(.02) per share in fiscal year 2004.

Liquidity and Capital Resources

Our ability to generate cash adequate to meet our needs results primarily from sale of preferred and common stock, cash flow from operations and cash advances in the form of loan from our Chief Executive Officer and a shareholder. Total working capital decreased by $201,690 to $(932,675) at September 30, 2005 from $(730,985) at March 31, 2005. The current ratio of current assets to current liabilities decreased to 0.38 to 1 as at September 30, 2005 from 0.44 to 1 as at March 31, 2005. Current levels of inventory are adequate to meet sales for a few months. We believe that our current sources of liquidity are insufficient to meet our needs. We need to obtain additional funds to pursue the domestic markets. We have no off-balance sheet arrangements.

On July 12, 1999, we concluded a private placement of 310 shares of our Series C preferred stock, par value $.05 per share, and accompanying warrants to accredited investors and received net proceeds of approximately $310,000. In connection with this placement, we issued warrants to accredited investors to purchase an aggregate of 12,710 shares of our common stock, par value $.01 per share, at an exercise price of $6.00 per share. The Series C preferred stock was issued without registration in reliance on Section 4(2) of the Securities Act of 1933, as amended. As of July 11, 2002, all 12,710 warrants expired at an exercise price of $6.00 per share.

On July 2, 2001, we concluded a firm commitment of $6 million private equity line from an accredited institutional investor. We are able to draw down, at our discretion, up to a maximum of $250,000 and a minimum of $100,000 per month, during a term of thirty months from July 2, 2001. We are allowed to make a maximum of 24 draw downs over this period, including a cushion period of 7 days during which no draw down can be made. If we do not draw down in a specific month, our available equity line reduces by $250,000. During the years ended March 31, 2004 and 2003, we drew down $86,000 and $413,000 against the equity line and issued 348,255 and 842,934 shares of common stock, respectively. As of March 31, 2004, the equity line has expired. In consideration for the accredited institutional investor's commitment to purchase shares of our common stock under our equity-line agreement with them, we have issued to the institutional investor a warrant to purchase 250,000 of our shares of our common stock at $4.10 per share and a warrant to purchase 125,000 of our shares of our common stock at $5.15 per share. We have also issued to Ladenburg Thalmann & Co. Inc., in consideration for their having introduced us to the institutional investor, a warrant to purchase 250,000 of our shares of our common stock at $4.10 per share and a warrant to purchase 125,000 of our shares of our common stock at $5.15 per share. All four warrants expired on July 1, 2005.

On March 12, 2002, we borrowed $325,000 from J.C. Chatpar, Chief Executive Officer of our company, under a promissory note with one-year maturity date and applicable interest rate of ten percent per annum. The promissory note and all amounts due thereunder are secured by all assets of our company. We may prepay the principal amount, in whole or in part, at any time, without premium or penalty.

On December 10, 2002, in lieu of foregone salaries by all employees in the aggregate amount of $516,658, the Board of Directors approved the issuance of 516,658 incentive stock options to all employees for their dedication and in recognition of them forego one-half of their salary since October 17, 2000. These options were granted at $.15 per share which was above 100% of fair market value on the date of the grant.

In December 2002, we concluded a private placement of 500,000 restricted shares at a price of $0.20 per share of our common stock, par value $.01 per share, to certain accredited investors and received net proceeds of $100,000. The accredited investors also received accompanying warrants in the aggregate to purchase 100,000 shares of our common stock at an exercise price of $0.40 per share. These warrants expired on December 20, 2004. These securities were issued without registration in reliance on Section 4(2) of the Securities Act of 1933, as amended. These securities were issued pursuant to Rule 144 promulgated under the Act that require, among other conditions, a one year holding period prior to the resale (in limited amounts) of securities acquired by these accredited investors in a non-public offering without having to satisfy the registration requirements under the Act.

In March 2004, we borrowed $177,000 under a promissory note with a shareholder. The note has a one-year maturity date and a ten percent interest rate per annum.

In August 2004, our company issued 50 shares of its Series E preferred stock, par value $.05 per share, to an accredited investor at a price of $1,000 per share, under a private placement, and received net proceeds of $50,000. In connection with this placement, we issued warrants to the accredited investor to purchase an aggregate of 50,000 shares of our common stock, par value $.01 per share, at an exercise price of $0.25 per share. The Series E preferred stock was issued without registration in reliance on Section 4(2) of the Securities Act of 1933, as amended.

On September 30, 2005, we entered into a promissory note agreement with J.C. Chatpar, our CEO, in the amount of $516,300, representing advances to the company. The note has a one-year maturity date and a ten percent interest rate per annum.

During the fiscal years ended March 31, 2005 and 2004, the Company received cash advances of $209,000 and $305,700, respectively, from our Chief Executive Officer and a shareholder. As of the fiscal year ended March 31, 2005, our company has received cash advances of $704,300 and $177,000 from our Chief Executive Officer and a shareholder, respectively. As of the period ended September 30, 2005, our company has received cash advances of $841,300 and $177,000 from our Chief Executive Officer and a shareholder, respectively

On November 3, 2005, we entered into definitive agreements with Dutchess Private Equities Fund, L.P., a Delaware limited partnership. The agreements are an Investment Agreement and a Registration Rights Agreement. These agreements replace the Investment Agreement and Registration Rights agreement we entered into with Dutchess on September 2, 2005. Under the Investment Agreement, Dutchess can invest up to $10,000,000 to purchase common stock at a 5% discount to market price pursuant to put notices by Cyber Digital. This agreement effectively provides an equity line of credit to be drawn upon at Cyber Digital's discretion. Under the Registration Rights Agreement, Cyber Digital agreed to use its commercially reasonable efforts to register all the shares that could be issued pursuant to the Investment Agreement within ninety (90) days of the execution of the agreements. Cyber Digital will be unable to access the funds until a registration statement is effective. However, based on the 20,000,000 shares we are registering pursuant to this Investment Agreement and our current stock price, we will be unable to draw upon the whole $10,000,000. The Company hopes to use these funds, if any, to support both long term and short term capital as well as possible financing for acquisitions.

Additional financing will be needed to support the future growth plans of our company. The search for financing continues. However, economic factors have greatly decreased the availability and increased the cost of financing for our industry and hampered our progress in this area. In addition, our common stock trades sporadically on the Over-the-Counter Bulletin Board as a "penny stock," mitigating our ability to obtain equity capital at reasonable terms. Therefore, there is no assurance that there will be future financing available at terms that are acceptable to us. If we fail to obtain sufficient funds, we may need to delay, scale back or terminate some or all of our research and development programs and our anticipated expansion or otherwise curtail our operations.

DESCRIPTION OF PROPERTY

Our executive offices and assembly operations are located in approximately 8,200 square feet of leased space in Hauppauge, New York. The lease provides for annual base rent of $58,220 and expires on May 31, 2009. We believe that our facility is adequate for our current needs. We believe that additional physical capacity at our current facility will accommodate expansion, if required.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 30, 1996, we consummated a private placement of its Series B-1 convertible preferred stock, par value $.05 per share, to Syncom III. We issued 2,000 shares of its Series B-1 stock to Syncom III in return for $2,000,000. On April 14, 1998, Syncom III converted all of its outstanding Series B-1 preferred stock into 861,230 shares of common stock at a conversion price of $2.89 per share.

Mr. Terry Jones, a director of the Company, is the general partner of WJM Partners III, L.P. ("WJM"), the general partner of Syncom III. Pursuant to the terms of the stock purchase agreement so long as Syncom III holds our common stock, our company's board of directors shall consist of not less than five members and that we shall use our best efforts to cause Terry Jones (or another partner of WJM) to be elected as a director.

On March 12, 2002, we borrowed $325,000 from J.C. Chatpar, Chief Executive Officer of our company, under a promissory note with one-year maturity date and applicable interest rate of ten percent per annum. The promissory note and all amounts due thereunder are secured by all assets of our company. We may prepay the principal amount, in whole or in part, at any time, without premium or penalty.

In March 2004, we borrowed $177,000 under a promissory note with a shareholder. The note has a one-year maturity date and a ten percent interest rate per annum.

On September 30, 2005, we entered into a promissory note agreement with J.C. Chatpar, our CEO, in the amount of $516,300, representing advances to the Company. The note has a one-year maturity date and a ten percent interest rate per annum.

During the fiscal years ended March 31, 2005 and 2004, the Company received cash advances of $209,000 and $305,700, respectively, from our Chief Executive Officer and a shareholder. As of the fiscal year ended March 31, 2005, our company has received cash advances of $704,300 and $177,000 from our Chief Executive Officer and a shareholder, respectively. As of the period ended September 30, 2005, our company has received cash advances of $841,300 and $177,000 from our Chief Executive Officer and a shareholder, respectively.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "CYBD." The following table shows the quarterly high and low trade prices on the Over-the-Counter Bulletin Board. The prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.
	Price Per Share .
	High	Low
Fiscal Year Ended March 31, 2006
First Quarter	$0.40	$0.13
Second Quarter	$0.21	$0.13
Fiscal Year Ended March 31, 2005
First Quarter	$0.35	$0.08
Second Quarter	0.11	0.06
Third Quarter	0.35	0.06
Fourth Quarter	0.51	0.17
Fiscal Year Ended March 31, 2004
First Quarter	$0.49	$0.18
Second Quarter	0.52	0.13
Third Quarter	0.46	0.19
Fourth Quarter	0.41	0.19

On November 1, 2005, the closing trade price of our common stock as reported on the Bulletin Board was $0.11 per share. On that date, there were approximately 436 stockholders of record of our common stock. We believe that on November 1, 2005, there were more than 2,400 beneficial holders of our common stock.

To date, we have not paid any dividends on our common stock and we do not expect to declare or pay any dividends in the foreseeable future. We intend to retain all earnings for use in our business operations.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation for services in all capacities for the fiscal years ended March 31, 2005, 2004 and 2003 of those persons who were, at March 31, 2005 the chief executive officer (the "named officer"). During such periods, no executive officer of our company received compensation in excess of $100,000.
	Annual Compensation				Long Term Compensation			All Other Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compens-ation ($)(1)	Restricted Stock Awards ($)	Securities Underlying Options/SARs(#)	LTIP Payouts ($)
J.C. Chatpar, Chairman of the Board, President and Chief Executive Officer	2005 2004 2003	$92,500 $92,500 $92,500	None None None	None None None	None None None	1,000,000(4) 1,000,000(3) 230,366(2)	None None None	None None None

___________

(1) We have concluded that the aggregate amount of perquisites and other personal benefits paid to each of the named officers named in the table did not exceed the lesser of 10% of such officer's total annual salary and bonus for the 2005, 2004 and 2003 fiscal years or $50,000, thus, such amounts are not included in the table.

(2) In fiscal year 2003, Mr. Chatpar was granted options to purchase 230,366 shares of our common stock at an exercise price of $0.15 per share.

(3) In fiscal year 2004, Mr. Chatpar was granted options to purchase 1,000,000 shares of our common stock at an exercise price of $0.17 per share.

(4) In fiscal year 2005, Mr. Chatpar was granted options to purchase 1,000,000 shares of our common stock at an exercise price of $0.10 per share.

Option Grants In Last Fiscal Year

The following table sets forth information concerning stock option grants made during fiscal year 2005 to the named officers. We have not granted any stock appreciation rights.
Individual Grants
	Number of Securities	% of Total Options Granted	Exercise	Expiration
	Underlying Options	To Employees in	Price	Date
	Granted	Fiscal Year End	($/Share)
Name	(#)	(1)	(2)	(3)

J.C. Chatpar	1,000,000	96%	$0.10	06/24/14

_________________

(1) During fiscal year 2005, options to purchase an aggregate of 1,000,000 shares of our common stock were granted to Mr. Chatpar and options to purchase an aggregate of 40,000 shares of our common stock were granted to four other directors.

(2) The exercise price of the options granted was equal to the fair market value of the underlying stock on the date of grant.

(3) Options are immediately exercisable.

Aggregated Fiscal Year End Option Values

The following table sets forth information concerning the number of unexercised options and the Fiscal 2005 year-end value of unexercised options on an aggregated basis held by the named officers. We have not granted any stock appreciation rights in Fiscal 2005.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

J.C. Chatpar	5,885,366	3,000,000	$47,500	0

(1) Options are "in-the-money" if, on March 31, 2005, the market price of the Common Stock ($0.21) exceeded the exercise price of such options. The value of such options is calculated by determining the difference between the aggregate market price of our common stock underlying the options on March 31, 2005 and the aggregate exercise price of such options.

Compensation of Directors

We pay our directors $250 per board meeting. During Fiscal 2004, the board of directors met three times and each director attended at least 75% of the meetings of the board of directors. In addition, we currently reimburse each director for expenses incurred in connection with his attendance at each meeting of the board of directors.

Committees of the Board of Directors

We have a standing compensation committee composed of all members of the board of directors. The compensation committee reviews and acts on matters relating to compensation levels and benefit plans for our executive officers and key employees, including salary and stock options. The compensation committee is also responsible for granting stock awards, stock options and stock appreciation rights and other awards to be made under our existing incentive compensation plans. We also have a standing audit committee composed of all members of the board of directors. The audit committee assists in selecting our independent auditors and in designating services to be performed by, and maintaining effective communication with, those auditors.

Employment Agreements and Insurance

We have entered into an amended and restated employment agreement with Mr. J.C. Chatpar dated as of August 4, 1997 (the "Employment Agreement") for a three year term. Such three-year term shall be automatically extended for successive three-year terms unless either party gives the other party 120 days prior written notice of termination before the end of any such three-year period. Our board, however, has the authority to terminate such extension upon cause. "Cause" is defined as conviction of a felony or willful misconduct. Mr. Chatpar is entitled to receive a salary of $150,000 per annum, with an annual increase of 10%. In recognition of the complex scientific and technical leadership which Mr. Chatpar brings to our company, we have also agreed that our board of directors may raise his salary during the term of his employment as soon as our financial resources and other business conditions permit. In such event, Mr. Chatpar's salary shall be at a level comparable to that of chief executive officers of other comparable technology-driven publicly held companies.

In addition to his base salary, Mr. Chatpar shall be entitled to receive a bonus based upon the following formula: (a) 1% of gross revenues for each fiscal year in excess of $3 million provided, however, that our company shall be profitable, plus (b) 5% of net income after deduction of the bonus provided for in (a) above, and plus (c) 10% of the increase in net income over that of the prior fiscal year after deduction of the bonus provided for in (a) above.

In the event of a termination of Mr. Chatpar's employment due to disability, he shall receive royalty payments of 5% of the gross revenues earned by our company ("Royalties") for a period of 15 years following termination. In the event of Mr. Chatpar's death, his wife, if any, or his estate, shall receive a payment equal to six months of his base salary and Royalties for 15 years. In the event of a termination of Mr. Chatpar's employment for any reason other than pursuant to disability, death or for cause, or if there is a change of control (as defined in the Employment Agreement) of our company which results in an actual or constructive termination of employment (as defined therein), he shall receive a payment equal to three years of his base salary plus three times his prior year's bonus, Royalties for 15 years, and all of his outstanding options will be deemed immediately vested and exercisable for a period of one year from the effective termination date.

We do not have employment contracts with any other officer or director.

Employee Benefit Plan

We offer basic health, major medical and life insurance to our employees. We have not adopted any retirement, pension or similar programs.

Stock Option Plan

The Company's Board of Directors adopted, on November 7, 1997, the 1997 Stock Incentive Plan (the "1997 Plan"). The 1997 plan is a successor to the 1993 plan, which has been terminated. Under the terms of the 1997 Plan, 850,999 shares were reserved for issuance to officers, directors, other employees and consultants meeting certain qualifications. During March 2001, the 1997 plan was amended to increase the number of shares reserved for issuance from 850,999 to 2,850,999. Under the 1997 Plan, incentive stock options are granted at 100% of fair market value on the date of grant. The right to exercise the options accrues equally on each of the first, second, third and fourth anniversaries of the date of grant. Options granted under the plan expire on the day before the tenth anniversary of the plan. No shares remain available for issuance under the 1997 Plan.

Pursuant to the 1997 Plan, incentive stock options, nonqualified stock options, restricted stock and stock appreciation rights may be granted to such officers, directors, and employees of the Company, and to such consultants to the Company and such other persons or entities, as the Stock Option Committee of the Board of Directors (the "Committee") shall select. All incentive stock options ("ISO"), which may be granted only to employees and which provide certain tax advantages to the optionee, must have an exercise price of at least 100 percent of the fair market value of a share of common stock on the date the option is granted. No ISOs will be exercisable more than 10 years after the date of grant. ISOs granted to ten percent shareholders must have an exercise price of at least 110 percent of fair market value and may not be exercisable after the expiration of five years from grant. The exercise price and the term of nonqualified stock options will be determined by the Committee at the time of grant.

Stock appreciation rights ("SARS") may be granted independently or in connection with all or any part of any option granted under the 1997 Plan, either at the time of grant of the option or at any time thereafter. The holder of a SAR has the right to receive from the Company, in cash or in shares as the Committee shall determine, an amount equal to the excess of the fair market value of the shares covered by the SAR at the date of exercise over the exercise price set at the date of grant of the SAR. At the request of the holder of an option, the committee may at its discretion substitute for the exercise of the option, compensation (in cash or in shares) in an amount equal to or less than the excess of the fair market value of the shares covered by the option at the request date over the exercise price set at the grant of the option.

A restricted stock award, entitling the recipient to acquire shares of common stock for a purchase price at least equal to par value may be granted to such persons and in such amounts and subject to such terms and conditions as the Committee may determine. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specified in the 1997 Plan or the written agreement governing the grant. The Committee, at the time of grant, will specify the date or dates on which the nontransferability of the restricted stock shall lapse. During the 90 days following the termination of the grantee's employment for any reason, the Company has the right to require the return of any shares to which restrictions on transferability apply, in exchange for which the Company shall repay to the grantee any amount paid by the grantee for such shares.

Unless sooner terminated by the Board, the provisions of the 1997 Plan regarding the grant of ISOs shall terminate on the tenth anniversary of the adoption of the 1997 Plan by the Board. No ISOs shall thereafter be granted under the Plan, but all ISOs granted theretofore shall remain in effect in accordance with their terms.

FINANCIAL STATEMENTS

PERIOD ENDED SEPTEMBER 30, 2005 (UNAUDITED)

YEAR ENDED MARCH 31, 2005 (AUDITED)

CYBER DIGITAL, INC.
BALANCE SHEETS

	September 30, 2005	March 31, 2005
ASSETS	(Unaudited)	(Audited)

Current Assets
Cash and cash equivalents	$15,545	$16,082
Inventories	526,575	526,575
Prepaid and other current assets	36,175	35,175
Total Current Assets	578,295	577,832

Property and Equipment, net
Equipment	$341,588	$339,394
Furniture and Fixtures	64,355	64,355
Leasehold Improvements	4,786	4,786
	$410,729	$408,535
Accumulated depreciation	402,367	402,224
Total Property and Equipment	$8,362	$6,311

Other Assets	36,374	26,374

TOTAL ASSETS	$623,031	$610,517

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts payable, accrued expenses, and taxes	$238,000	$226,487
Accrued interest	231,132	179,476
Officer/ shareholder notes payable	1,018,300	881,300
Accrued dividend payable	13,568	7,292
Settlement payable-current portion	9,970	14,262
Total Current Liabilities	1,510,970	1,308,817

Long Term Debt
Settlement payable	0	2,583

Total Liabilities	1,510,970	1,311,400

Commitments and Contingencies

Shareholders' Equity (Deficit)
Preferred stock - $.05 par value; cumulative, convertible and
Participating; authorized 10,000,000 shares
Series C; issued and outstanding 310 shares at
September 30, 2005 and March 31, 2005	16	16
Series E, issued and outstanding - 50 shares at
September 30, 2005 and March 31, 2005, respectively	3	3
Common stock - $.01 par value; authorized 60,000,000 shares;
issued and outstanding 22,326,542 and 22,326,542
shares at September 30, 2005 and March 31, 2005, respectively	223,266	223,266
Additional paid-in-capital	18,866,737	18,866,737
Accumulated deficit	(19,977,961)	(19,790,905)
Total Shareholders' Equity (Deficit)	(887,939)	(700,883)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$623,031	$610,517

The accompanying notes are an integral part of these statements.

CYBER DIGITAL, INC.
STATEMENTS OF OPERATIONS
(Unaudited)
	Three months ended September 30,
	2005	2004

Net Sales	$0	$0

Cost of Sales	0	0

Gross Profit	0	0

Operating Expenses
Selling, general and administrative expenses	$61,025	$63,600
Research and development	5,769	6,731

Total Operating Expenses	66,794	70,331

Loss from Operations	(66,794)	(70,331)

Other Income (Expense)
Interest expense	(26,921)	(21,941)
Other expense	0	0

Total Other Income (Expense)	(26,921)	(21,941)

Net Loss	(93,715)	(92,272)

Preferred Stock Dividend	3,151	0

Income Available to Common Shareholders	$(96,866)	$(92,272)

Net Loss Per Share of Common Stock

Loss from Operations - Basic	$(.004)	$(.004)
Diluted	$(.004)	$(.004)

Net Loss - Basic	$(.004)	$(.004)
Diluted	$(.004)	$(.004)

Weighted average number of common shares outstanding	22,326,542	22,326,542

The accompanying notes are an integral part of these statements.

CYBER DIGITAL, INC.
STATEMENTS OF OPERATIONS
(Unaudited)
	Six months ended September 30,
	2005	2004

Net Sales	$0	$0

Cost of Sales	0	0

Gross Profit	0	0

Operating Expenses
Selling, general and administrative expenses	$116,567	$108,783
Research and development	11,538	12,500

Total Operating Expenses	128,105	121,283

Loss from Operations	(128,105)	(121,283)

Other Income (Expense)
Interest expense	(52,671)	(41,935)
Other expense	0	0

Total Other Income (Expense)	(52,671)	(41,935)

Net Loss	(180,776)	(163,218)

Preferred Stock Dividend	6,276	0

Income Available to Common Shareholders	$(187,052)	$(163,218)

Net Loss Per Share of Common Stock

Loss from Operations - Basic	$(.008)	$(.007)
Diluted	$(.008)	$(.007)

Net Loss - Basic	$(.008)	$(.007)
Diluted	$(.008)	$(.007)

Weighted average number of common shares outstanding	22,326,542	22,326,542

The accompanying notes are an integral part of these statements.

CYBER DIGITAL, INC.
STATEMENTS OF CASH FLOWS
(Unaudited)
	Six months ended, September 30,
	2005	2004

Cash Flows from Operating Activities
Net loss	$(180,776)	$(163,218)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	142	263
Amortization	0	0
(Increase) decrease in operating assets:
Prepaid expenses	(1,000)	0
Other assets	(10,000)	0
Increase (decrease) in operating liabilities:
Accounts payable, accrued expenses and taxes	63,166	34,306
Settlement payable	(6,875)	(4,265)

Net Cash Used in Operating Activities	(135,343)	(132,914)

Cash Flows from Investing Activities
Purchase of equipment	$(2,194)	$0

Net Cash Used in Investing Activities	$(2,194)	$0

Cash Flows from Financing Activities
Issuance of preferred stock	$0	$50,000
Proceeds from officer/ shareholder loan	137,000	69,000

Net Cash Provided by Financing Activities	137,000	119,000

Net Increase (Decrease) in Cash and Cash Equivalents	(537)	(13,914)

Cash and Cash Equivalents at Beginning of Period	16,082	29,990

Cash and Cash Equivalents at End of Period	$15,545	$16,076

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Income taxes	$0	$0

The accompanying notes are an integral part of these statements.

CYBER DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the period ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending March 31, 2006. For further information, refer to the financial statements and footnotes thereto included in our company's Form 10-KSB, for the year ended March 31, 2005.

NOTE 2 INVENTORIES

Inventory of purchased parts for eventual resale to customers are valued at the lower of cost or market, as determined by the first-in, first-out (FIFO) method and consisted of the following:

	September 30, 2005	March 31, 2005
Raw Materials	$492,918	$492,918
Finished Goods	33,657	33,657
	$526,575	$526,575

CYBER DIGITAL, INC.

FINANCIAL STATEMENTS FOR YEAR ENDED MARCH 31, 2005

AND

AUDITORS REPORT

TABLE OF CONTENTS
Page

Independent Auditors' Report	1

Financial Statements

Balance Sheets	2

Statements of Operations	3

Statements of Changes in Shareholders' Equity (Deficit)	4

Statements of Cash Flows	5

Notes to Financial Statements	6 -16

B L A N C H F I E L D, K O B E R & C O M P A N Y, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

1200 VETERANS MEMORIAL HIGHWAY, SUITE 350, HAUPPAUGE, NEW YORK 11788, (631) 234-4200, FAX 234-4272

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Cyber Digital, Inc.

Hauppauge, New York

We have audited the accompanying balance sheets of Cyber Digital, Inc. as of March 31, 2005 and 2004, and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2005 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company has not developed a revenue base for its digital switching, Internet and networking systems. Accordingly, the Company has not generated sufficient cash flow to support its operations. The Company has been principally dependent on the issuance of debt and equity securities. These circumstances create substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that may result from the outcome of these uncertainties.

/s/ Blanchfield, Kober & Company, P.C.

Hauppauge, New York

June 27, 2005

	CYBER DIGITAL, INC.
	BALANCE SHEETS
	March 31, 2005 and 2004

	2005	2004
ASSETS

Current Assets
Cash and cash equivalents	$16,082	$29,990
Inventories	526,575	582,575
Prepaid and other current assets	35,175	35,175

Total Current Assets	577,832	647,740

Property and Equipment, net	6,311	6,751

Other Assets	26,374	26,374

TOTAL ASSETS	$610,517	$680,865

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts payable, accrued expenses, and taxes	$226,487	$214,850
Accrued interest	179,476	92,439
Officer/ shareholder notes payable	881,300	672,300
Accrued dividend payable	7,292	0
Settlement payable-current portion	14,262	10,626

Total Current Liabilities	1,308,817	990,215

Long Term Debt
Settlement payable	2,583	16,881

Total Liabilities	1,311,400	1,007,096

Commitments and Contingencies

Shareholders' Equity (Deficit)
Preferred stock - $.05 par value; cumulative, convertible and
Participating; authorized 10,000,000 shares
Series C; issued and outstanding - 310 shares at
March 31, 2005 and 2004	16	16
Series E; issued and outstanding - 50 and 0 shares at
March 31, 2005 and 2004, respectively	3	0
Common stock - $.01 par value; authorized 60,000,000 shares;
Issued and outstanding 22,326,542 and 22,326,542
Shares at March 31, 2005 and 2004, respectively	223,266	223,266
Additional paid-in-capital	18,866,737	18,816,740
Accumulated deficit	(19,790,905)	(19,366,253)

Total Shareholders' Equity (Deficit)	(700,883)	(326,231)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$610,517	$680,865

See independent accountant's report and notes to financial statements.

Page 2

	CYBER DIGITAL, INC.
	STATEMENTS OF OPERATIONS
	March 31, 2005 and 2004

	2005	2004

Net Sales	$0	$0

Cost of Sales	56,000	0

Gross Profit	(56,000)	0

Operating Expenses
Selling, general and administrative expenses	$245,741	$321,202
Research and development	25,000	22,921

Total Operating Expenses	270,741	344,123

Loss from Operations	(326,741)	(344,123)

Other Income (Expense)
Interest expense	(90,249)	(59,072)
Other expense	0	(524)

Total Other Income (Expense)	(90,249)	(59,596)

Loss before Income Taxes	(416,990)	(403,719)

Provision for Income Taxes	370	869

Net Loss	(417,360)	(404,588)

Preferred Stock Dividend	7,292	0

Income Available to Common Shareholders	$(424,652)	$(404,588)

Net Loss Per Share of Common Stock (See Note 7)

Loss from Operations - Basic	$(.02)	$(.02)
Diluted	$(.02)	$(.02)

Net Loss - Basic	$(.02)	$(.02)
Diluted	$(.02)	$(.02)

Weighted average number of common shares outstanding	22,326,542	22,182,551

See independent accountant's report and notes to financial statements.

Page 3

				CYBER DIGITAL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
		Years ended March 31, 2005 and 2004

	Preferred Stock								Shareholders'
	Series C		Series E		Common Stock		Paid in	Accumulated	Equity
	Shares Amount		Shares Amount		Shares	Amount	Capital	Deficit	(Deficit)

Balance at March 31, 2003	310	$ 16	-0-	$ -0-	21,978,287	$ 219,784	$ 18,733,860	$ (18,961,665)	$ (8,005)

Issuance of Common Stock					348,255	3,482	82,880		86,362

Net Loss								(404,588)	(404,588)

Balance at March 31, 2004	310	$ 16	-0-	$ -0-	22,326,542	$ 223,266	$ 18,816,740	$ (19,366,253)	$ (326,231)

Issuance of E Preferred Stock			50	3			49,997		50,000

Net Loss								(417,360)	(417,360)

Accrued Dividend on E Preferred								(7,292)	(7,292)

Balance at March 31, 2005	310	$ 16	50	$ 3	22,326,542	$ 223,266	$ 18,866,737	$ (19,790,905)	$ (700,883)

See independent accountant's report and notes to financial statements.
Page 4

	CYBER DIGITAL, INC.
	STATEMENTS OF CASH FLOWS
	Years ended March 31, 2005 and 2004

	2005	2004

Cash Flows from Operating Activities
Net loss	$(417,360)	$(404,588)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	440	8,128
Inventory valuation allowance	56,000	0
(Increase) decrease in operating assets:
Prepaid and other current assets	0	9,160
Increase (decrease) in operating liabilities:
Accounts payable, accrued expenses and taxes	98,674	19,920
Settlement payable	(10,662)	(716)

Net Cash Used in Operating Activities	(272,908)	(368,096)

Cash Flows from Investing Activities
Purchase of equipment	0	(1,421)

Net Cash Used in Investing Activities	0	(1,421)

Cash Flows from Financing Activities
Issuance of preferred stock	50,000	0
Issuance of common stock	0	86,362
Proceeds from officer/shareholder loan	209,000	305,700

Net Cash Provided by Financing Activities	259,000	392,062

Net Increase (Decrease) in Cash and Cash Equivalents	(13,908)	22,545

Cash and Cash Equivalents at Beginning of Period	29,990	7,445

Cash and Cash Equivalents at End of Period	$16,082	$29,990

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Income taxes	$370	$440

Noncash Operating and Financing Activities
Accrued preferred stock dividend	$7,292	$0

See independent accountant's report and notes to financial statements.
Page 5

CYBER DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2004

Note 1 - Summary of Significant Accounting Policies

Description of Business

Cyber Digital, Inc. (the "Company") was incorporated in the State of New York in April 1983. The Company designs, develops, manufactures and markets digital switching, internet and networking systems that enable simultaneous communication of voice and data to a large number of users. The Company's systems are based on its proprietary software technology.

Operating and Financing Matters

Since inception, the Company has devoted substantial resources to the design and development of the Company's systems and technology. As such, the Company has not achieved revenue growth and has incurred operating losses. At March 31, 2005, the Company had an accumulated deficit of $19,790,905 and a shareholders' deficit of $700,883. The decrease in equity from March 31, 2004 to March 31, 2005 is due mainly to a net operating loss during the fiscal year ended March 31, 2005. During the fiscal years ended March 31, 2005, 2004 and 2003, the Company received cash advances of $209,000, $305,700 and $41,600 respectively, from the Chief Executive Officer and a shareholder. An additional $50,000 was raised in August 2004 from the private placement of unregistered Series E preferred stock. In addition, the Company issued common stock under an equity line of credit of $86,362 and $416,366 for the years ended March 31, 2004 and 2003 respectively. An additional $100,000 was raised in December 2002 from a private placement of unregistered restricted common stock. The Company historically has generated sufficient cash flow to support its operations mainly from issuances of debt and equity securities. The Company anticipates additional issuances of debt and/or equity. The viability of the Company is dependent upon future revenues and additional issuances of equity.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses, approximate fair value due to the relatively short maturity of these instruments. The estimated fair value amounts have been determined by the Company using available market information and the appropriate valuation methodologies. Considerable judgment is necessarily required in the interpreting of market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.

CYBER DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2004

Note 1 - Summary of Significant Accounting Policies (continued)

Inventories

The Company uses a cost system, which approximates the first-in, first-out method. Inventories are valued at the lower of cost or market.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization are computed by the straight-line method over their estimated useful lives. Repairs and maintenance are charged against operations as incurred.

Revenue Recognition

The Company recognizes product system sales upon shipment and acceptance by the customer. Component parts and software sales are recognized upon shipment to the customer.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes. The Company accounts for investment tax credits using the flow-through method, and thus reduces income tax expense in the year the related assets are placed in service.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Research and Development Costs

Research and development costs are charged to expense when incurred.

Warranty Expense

The Company records warranty expense as incurred and does not make a provision as shipments are made. Such expense has not been significant.

CYBER DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2004

Note 1 - Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The Financial Accounting Standards Board has issued Statement No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FASB 121), which the Company has adopted effective April 1, 1996. FASB No. 121 requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for possible impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. FASB No. 121 also requires that long-lived assets and certain identifiable intangibles held for sale be reported at the lower of carrying amount of fair value less cost to sell. The Company determined that no impairment loss need be recognized for the applicable assets.

Stock-Based Compensation

The Company accounts for stock options as prescribed by Accounting Principles Board ("APB") Opinion No. 25 and includes pro forma information in the stock-based compensation footnote, as permitted by Financial Accounting Standards Board ("FASB") Statement No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Accordingly, no compensation cost is recognized for stock options granted in 2004 and 2003 since the option exercise price is not less than the market price of the underlying stock on the date of grant. In March 2000, the FASB issued FASB Interpretation No. 44, "Accounting For Certain Transactions Involving Stock-an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB No. 25 and among other issues clarifies the definition of an employee for purposes of applying APB Opinion No. 25. The Company adopted FIN 44 in the first quarter of 2001 with no material effect on the Company's financial position, results of operations or cash flows.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), "Share Based Payment". SFAS No. 123(R) is a revision to SFAS No. 123. SFAS No. 123(R) requires the Company to recognize the cost of employee services received in exchange for awards of stock options based on the grant date fair value of those awards. The statement is effective for the interim reporting period that begins January 1, 2006.

 Concentration of Credit Risk

The Company places most of temporary cash investments with financial institutions and may exceed the FDIC limit. The Company has not experienced any losses to date resulting from this policy.

CYBER DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2004

Note 1 - Summary of Significant Accounting Policies (continued)

Earnings (Loss) Per Share

Effective for the Company's financial statements for the year ended March 31, 1998, the Company adopted SFAS No. 128, "Earnings per Share," which replaces the presentation of primary earnings per share ("EPS") and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS assumes conversion of the convertible preferred stock, the elimination of the related preferred stock dividend requirement, and the issuance of common stock for all other potentially dilutive equivalent shares outstanding.

Note 2 - Inventories

Inventories consist of the following at March 31:

	2005	2004
Raw materials	$492,918	$515,918
Finished goods	33,657	66,657
	$526,575	$582,575

For the year ended March 31, 2005, the Company has provided a valuation allowance of $56,000 against its inventory.

Note 3 - Property and Equipment

Major classes of property and equipment consist of the following at March 31:
	2005	2004	Useful Lives
Machinery and equipment	$339,394	$339,394	5 years
Furniture and fixtures	64,355	64,355	7 years
Leasehold improvements	4,786	4,786	Lease term
	408,535	408,535
Less: Accumulated depreciation	402,224	401,784
	$6,311	$6,751

Note 4 - Other Assets

Other assets consist of various security deposits.

CYBER DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2004

Note 5 - Officer/ Shareholder Loans Payable

During the 2002 fiscal year the Company issued a promissory note to its Chief Executive Officer, J.C Chatpar, in the amount of $325,000. The note is secured by all assets of the Company. The note was due on March 11, 2003 with interest accrued at 10%. Overdue principal and, to the extent permitted by applicable law, overdue interest shall bear interest at the applicable rate plus 2% per annum and shall be payable upon demand.

During the 2005 fiscal year the Company received additional advances from J.C. Chatpar in the amount of $209,000. During the 2004 fiscal year the Company received additional advances from J.C. Chatpar and a shareholder in the total amount of $305,700. These additional advances bear the same interest rate as the promissory note, are unsecured and are due on demand. Interest expense for the years ended March 31, 2005, 2004 and 2003 was $86,855, $59,072 and $34,992 respectively.

Note 6 - Line of Credit

During July 2001, the Company secured a $6,000,000 equity line of credit. The line allows for the Company to take advances a maximum of twenty-four times during the thirty-month term of the agreement. The maximum amount of each draw down is $250,000. For the year ended March 31, 2004, the Company utilized approximately $86,000 of this equity line. As of March 31, 2004, the entire equity line has expired.

Note 7 - Earnings (Loss) Per Share

Earnings per share ("EPS") has been computed and presented pursuant to the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share.
	2005	2004
Net Loss	$(417,360)	$(404,588)
Dividends paid on Preferred Stock	7,292	0
Income Available to Common Shareholders	$(424,652)	$(404,588)
Weighted Average Common Shares Outstanding	22,326,542	22,182,551
Basic EPS	$(.02)	$(.02)
Diluted EPS	$(.02)	$(.02)

Diluted earnings per share does not include any stock warrants, options, or convertible preferred stock as the inclusion of these items would be antidilutive to earnings per share.

Note 8 - Common Stock Transactions

During the year ended March 31, 2004 the Company issued 348,255 shares of common stock under the equity line of credit.

CYBER DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2004

Note 9 - Stock Option Plans

The Company's Board of Directors adopted, on November 7, 1997, the 1997 Stock Incentive Plan (the "1997 Plan"). The 1997 plan is a successor to the 1993 plan, which has been terminated. Under the terms of the 1997 Plan, 850,999 shares were reserved for issuance to officers, directors, other employees and consultants meeting certain qualifications. During March 2001, the 1997 plan was amended to increase the number of shares reserved for issuance from 850,999 to 2,850,999. Under the 1997 Plan, incentive stock options are granted at 100% of fair market value on the date of grant. The right to exercise the options accrues equally on each of the first, second, third and fourth anniversaries of the date of grant. Options granted under the plan expire on the day before the tenth anniversary of the plan.

Pursuant to the 1997 Plan, incentive stock options, nonqualified stock options, restricted stock and stock appreciation rights may be granted to such officers, directors, and employees of the Company, and to such consultants to the Company and such other persons or entities, as the Stock Option Committee of the Board of Directors (the "Committee") shall select. All incentive stock options ("ISO"), which may be granted only to employees and which provide certain tax advantages to the optionee, must have an exercise price of at least 100 percent of the fair market value of a share of common stock on the date the option is granted. No ISOs will be exercisable more than 10 years after the date of grant. ISOs granted to ten percent shareholders must have an exercise price of at least 110 percent of fair market value and may not be exercisable after the expiration of five years from grant. The exercise price and the term of nonqualified stock options will be determined by the Committee at the time of grant.

Stock appreciation rights ("SARS") may be granted independently or in connection with all or any part of any option granted under the 1997 Plan, either at the time of grant of the option or at any time thereafter. The holder of a SAR has the right to receive from the Company, in cash or in shares as the Committee shall determine, an amount equal to the excess of the fair market value of the shares covered by the SAR at the date of exercise over the exercise price set at the date of grant of the SAR. At the request of the holder of an option, the committee may at its discretion substitute for the exercise of the option, compensation (in cash or in shares) in an amount equal to or less than the excess of the fair market value of the shares covered by the option at the request date over the exercise price set at the grant of the option.

A restricted stock award, entitling the recipient to acquire shares of common stock for a purchase price at least equal to par value may be granted to such persons and in such amounts and subject to such terms and conditions as the Committee may determine. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specified in the 1997 Plan or the written agreement governing the grant. The Committee, at the time of grant, will specify the date or dates on which the nontransferability of the restricted stock shall lapse. During the 90 days following the termination of the grantee's employment for any reason, the Company has the right to require the return of any shares to which restrictions on transferability apply, in exchange for which the Company shall repay to the grantee any amount paid by the grantee for such shares.

Unless sooner terminated by the Board, the provisions of the 1997 Plan regarding the grant of ISOs shall terminate on the tenth anniversary of the adoption of the 1997 Plan by the Board. No ISOs shall thereafter be granted under the Plan, but all ISOs granted theretofore shall remain in effect in accordance with their terms.

CYBER DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2004

Note 9 - Stock Option Plans (continued)

In addition to these plans, the Company has issued non-qualified stock options and warrants upon the approval by the Board of Directors. Such options and warrants are granted at 100% of fair market value on the date of the grant. Information with respect to non-qualified stock options and warrants is summarized as follows:

	Price	Shares
Outstanding, April 1, 2004	$0.15 to $6.00	12,599,268
Canceled	$0.40 to $6.00	(103,500)
Granted	$0.10 to $0.25	1,090,000
Outstanding, March 31, 2005		13,585,768

A summary of options and warrants as of March 31, 2005 follows:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Outstanding at 3/31/05	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable as of 3/31/05	Weighted Average Exercise Price
$ .10 to $1.50	$ 5,455,768	6.77	$ 0.17	$ 5,455,768	$ 0.17
$ .40 to $1.50	6,040,000	2.55	0.56	4,877,500	0.59
$2.43 to $3.00	1,230,000	3.72	2.68	1,230,000	2.68
$4.00 to $5.15	760,000	0.27	4.45	760,000	4.45
$5.70 to $6.00	100,000	1.17	6.00	100,000	6.00
	$ 13,585,768	4.21	$ 0.85	$ 12,423,268	$ 0.89

In October 1995, the Financial Accounting Standards Board issued Statement No. 123 "Accounting for Stock-Based Compensation" ("FASB 123"), which is effective for the Company's year beginning April 1, 1996. As permitted under FASB 123, the Company has elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but will continue to account for such compensation under the provisions of Accounting Principles Board Opinion No. 25. Pro forma information regarding net income and earnings per share is required by FASB 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model.

The following assumptions were employed to estimate the fair value of stock options granted:

	Fiscal Years Ended March 31,
	2005	2004
Expected dividend yield	0.00%	0.00%
Expected price volatilities	150%	23.00%
Risk-free interest rate	2.65%	1.20%
Expected life (years)	5	5

CYBER DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2004

Note 9 - Stock Option Plans (continued)

For pro forma purposes, the estimated fair value of the Company's stock options is amortized over the options' vesting period. The Company pro forma information follows:
	2005	2004
Weighted average fair value of
Options granted	$0.01	$0.01
Net Loss
As reported	$(417,360)	$(404,588)
Pro Forma	(441,463)	(443,080)
Net Loss Per Share
As reported
Basic	$(.02)	$(.02)
Diluted	$(.02)	$(.02)
Pro Forma
Basic	$(.02)	$(.02)
Diluted	$(.02)	$(.02)

Note 10 - Convertible, Cumulative and Participating Preferred Stock

In August 2004, the Company issued 50 shares of Series E convertible preferred stock and 50,000 warrants to purchase common stock in a private placement. The Series E preferred stock is entitled to receive a cumulative annual dividend equal to 25% of the Series E issue price. The dividend shall be payable in cash or in shares of the Company upon conversion or at the end of the three year term. Accrued dividend payable on the Series E preferred stock was $7,292 at March 31, 2005.

The Series E preferred stock is convertible from August 2005 through August 2007. The conversion price is the lesser of $2.00 or the variable conversion price as defined, but not less than $0.20.

In July 1999, the Company completed a private placement of its 6% Series C preferred stock. The Company sold 310 shares at $1,000 per share. The private placement resulted in the Company receiving proceeds of $310,000. As of March 31, 2002, there are undeclared dividends of $86,002 on the Series C preferred stock.

The 6% Series C preferred stock is convertible into restricted common shares at a price to be determined based upon the following:

    If the notice of conversion is given within ninety (90) days of issuance of the preferred shares, the conversion will be $6.00 per restricted common share.
    If the notice of conversion is given after ninety (90) days of the issuance of the preferred shares, the conversion price will be the lesser of the fixed conversion price of $6.00 per restricted common share or eighty-five percent (85%) of the average closing price of the Company's common stock for the five trading days prior to the conversion date, but not less than 50% of the fixed conversion price.

The Company has a right to redeem the Series C preferred stock at a price of 120% of the original Series C issue price, plus all unpaid dividends at the date of redemption.

CYBER DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2004

Note 10 - Convertible, Cumulative and Participating Preferred Stock (continued)

However, the holder has the right to block the redemption by delivering a notice of conversion to the Company within seven (7) trading days of the stockholder's receipt of a notice of general redemption.

In September 1999, the Company completed a private placement of its 8% Series D-1 preferred stock. The Company sold 3,000 shares at $1,000 per share. The private placement resulted in proceeds of $2,700,000, which is net of the stock issuance costs.

The 8% Series D-1 preferred stock is convertible into common shares at a price to be determined based upon the following:

  If the Company fails to list all its shares of common stock on the New York Stock Exchange, the NASDAQ SmallCap Market or the NASDAQ National Market within ninety (90) days of the original issuance date, the conversion price will be the lesser of:
    115% of the arithmetic average of the closing bid price of the common stock for the ten (10) trading days preceding the issuance date.
    80% of the lesser of the average of the three lowest closing sales prices of common stock during the twenty (20) consecutive trading days prior to the conversion or the closing bid price on such date.

      The Company has a right to redeem the Series D-1 preferred stock if the conversion price drops below $3.00 per common share at the following prices:
        Prior to April 4, 2000, a price of $1,150 per share plus all accrued dividends.
        Between April 5, 2000 and October 4, 2000, a price of $1,200 per share plus all accrued dividends.

After October 4, 2000, the preferred stock cannot be redeemed by the Company.

During the fiscal years ended March 31, 2003 and 2002, the Company did not pay dividends to the Series D-1 preferred stockholders who converted their Series D-1 preferred stock.

Note 11 - Income Taxes

The Company has net operating loss carryforwards for tax purposes amounting to approximately $12.4 million that may be offset against future taxable income which expire through 2025.

Deferred income taxes are recognized for differences between the bases of assets and liabilities for financial statement and income tax purposes. The utilization of these tax attributes is contingent upon the Company's ability to generate future taxable income and tax before the tax attributes expire as well as Internal Revenue Code limitations. As a result, a valuation allowance equal to the full extent of the deferred tax asset has been established.

The change in the deferred tax asset (as well as the valuation account) was approximately $105,000 and $132,000 for the fiscal years ended March 31, 2005 and 2004, respectively.

CYBER DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005 and 2004

Note 12 - Commitments and Contingencies

Employment Contract

On August 3, 2001, the Company renewed the employment agreement with the Chairman. The agreement is for a three year period covering August 4, 2001 through August 3, 2004. This agreement is renewable for successive three-year periods.

Under this employment agreement, the Company is obligated to pay the Chairman $150,000 for the period ending August 3, 1998 with an annual increase of 10% for each subsequent year under the terms of employment. The Company also agrees that its Board of Directors may raise the Chairman's salary as soon as the financial resources of the Company and other business conditions permit. In such event, the Chairman's salary shall be comparable to that of chief executive officers of other technology driven publicly held companies.

This employment agreement can terminate for one of the following reasons: (1) disability, (2) death, (3) for cause, and (4) without cause, change in control.

The following payout terms apply if this agreement is terminated:

  In the case of disability, the Chairman shall be paid until the end of the month in which such disability occurs. The Chairman will receive royalties of 5% of the gross revenues earned by the Company each month for a period of fifteen years from the effective date of termination.

2. If the agreement terminates due to the death of the Chairman, the agreement shall terminate immediately, except that the Chairman's wife, if any, or otherwise his estate, shall receive the Chairman's salary until the termination date, payments in the amount of the Chairman's base salary for a period of six months from the date of termination and the aforementioned royalty.

3. If the agreement terminates due to cause, the Chairman shall receive his regular salary until the end of the month in which such termination occurs. Cause is defined as willful misconduct by the executive or the conviction of a felony. The Chairman must be notified at least ten days prior of his termination.

4. If the agreement terminates due to a change in control or without cause, the Chairman shall receive his salary until the end of the month in which he is terminated in an amount equal to three years base salary plus three times the prior year bonus, the aforementioned royalties and all of the Chairman's outstanding options will be deemed immediately vested and exercisable for a period of one year from the effective date of termination.

Operating Leases

The Company leases space under a noncancelable operating lease in Hauppauge, New York. This lease is for a five-year period and expires on May 31, 2009. This location is the Company's executive offices and operations. Rent expense was $55,481 and $71,516 for the years ended March 31, 2005 and 2004, respectively.

The Company also has noncancelable operating leases for vehicles and equipment. The monthly rental is $835. The amount charged to expense was $10,484 and $12,775 for the years ended March 31, 2005 and 2004, respectively.

CYBER DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2005 AND 2004

Note 12 - Commitments and Contingencies (continued

Operating Leases (continued)

Future minimum rentals are as follows:

For years ending	March 31, 2006	$58,220
	March 31, 2007	$58,220
	March 31, 2008	$58,220
	March 31, 2009	$58,220
	March 31, 2010	$15,703

Government Regulation

The Company's operations are highly sensitive to regulations promulgated by the United States and throughout the world in which the Company has targeted its marketing efforts. These regulations or deregulations could affect both the competition for the Company's product as well as the costs associated with doing business abroad.

Pending Litigation

Although, as of the issuance date, no legal action has commenced against the Company or its directors by Uniworld Communications Co., ("UCC"), a New York company, they have threatened the Company and its directors for a possible litigation arising due to the contention that the Company refused to remove restrictive legend on 500,000 shares of common stock of the Company held by UCC. The Company had issued 500,000 restricted shares to UCC pursuant to a stock option agreement. The Company believes that UCC's threatened claims, if any, are without merit and the Company will vigorously defend its position.

The Company is a defendant in an action arising from an alleged improper termination of a licensing and lease agreement with Cummings Properties, LLC. In June 2003, this action was settled. The settlement requires the Company to pay $28,223 over 36 months. The settlement bears interest at 15%. The Company has charged the cost of the settlement to other expense for the year ended March 31, 2003. The balance of the settlement payable at March 31, 2005 was $16,845.

Note 13 - Foreign Operations

During the fiscal year ended March 31, 1998, the Company formed a wholly owned subsidiary, Cyber Digital (India) Private Limited, under the rules and regulations of the government of India. The subsidiary has not begun operations and has no assets as of March 31, 2005 and 2004.

During the fiscal year ended March 31, 2002, the Company financed a wholly owned subsidiary, Cyber Digital (Nigeria) Ltd. under the rules and regulations of the government of Nigeria. The subsidiary has not begun operations and has no assets as of March 31, 2005 and 2004.

Note 14 - Going Concern Uncertainty

The Company is focused on the development and maintenance of its proprietary operating system software and the pursuit of various revenue sources. The Company continues to be dependent on short-term loans from stockholders and officers, and private placement of equity securities to provide sufficient working capital to continue its operations. While the Company is currently negotiating to obtain new funding and is encouraged by recent legislative changes, there is no assurance that the Company will be able to obtain the necessary funding to continue as a going concern.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART II- INFORMATION NOT REQUIRED IN A PROSPECTUS

ITEM 24. INDEMNIFICATION OF OFFICERS AND DIRECTORS

To the fullest extent that limitations on the liability of directors and officers are permitted by the New York Business Corporation Law, no director or officer of the Company shall have any liability to the Company or its stockholders for damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Company whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

The Registrant shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by the New York Business Corporation Law. The Company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Board of Directors may, through a by-law, resolution or agreement, make further provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by the New York Business Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following sets forth the expenses in connection with this offering. Cyber Digital shall bear all these expenses. All amounts set forth below are estimates, other than the SEC registration fee.

SEC Registration Fee	$261.89
Legal Fees and Expenses	$10,000.00
Accounting Fees and Expenses	$5,000.00
Miscellaneous	$5,000.00
TOTAL	$20,261.89

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

On August 29, 2005, we entered into a Fee Agreement for Legal Services with April Frisby of Weed & Co. LLP. Pursuant to this Agreement, we issued Ms. Frisby options to purchase common stock at an exercise price of $.50 per share. These options expire if not exercised by August 29, 2010. The options were issued based upon the exemption from registration found in Section 4(2) of the Securities Act and/or Regulation D of the Securities Act Rules.

In August 2004, our company issued 50 shares of its Series E preferred stock, par value $.05 per share, to an accredited investor at a price of $1,000 per share, under a private placement, and received net proceeds of $50,000. In connection with this placement, we issued warrants to the accredited investor to purchase an aggregate of 50,000 shares of our common stock, par value $.01 per share, at an exercise price of $0.25 per share. The Series E preferred stock was issued without registration in reliance on Section 4(2) of the Securities Act of 1933, as amended.

In December 2002, we concluded a private placement of 500,000 restricted shares at a price of $0.20 per share of our common stock, par value $.01 per share, to certain accredited investors and received net proceeds of $100,000. The accredited investors also received accompanying warrants in the aggregate to purchase 100,000 shares of our common stock at an exercise price of $0.40 per share. These warrants expired on December 20, 2004. These securities were issued without registration in reliance on Section 4(2) of the Securities Act of 1933, as amended. These securities were issued pursuant to Rule 144 promulgated under the Act that require, among other conditions, a one year holding period prior to the resale (in limited amounts) of securities acquired by these accredited investors in a non-public offering without having to satisfy the registration requirements under the Act.

AVAILABLE INFORMATION

Cyber Digital, Inc. files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document Cyber Digital files with the Commission at the Commission's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Cyber Digital's Commission filings are also available to the public at the Commission's web site at http://www.sec.gov.

You may also request a copy of these filings, at no cost, by writing or telephoning as follows:

CYBER DIGITAL, INC.

400 Oser Avenue, Suite 1650

Hauppauge, New York 11788

(631) 231-1200

This prospectus is part of a registration statement on Form SB-2 Cyber Digital, Inc. filed with the SEC under the Securities Act. You should rely only on the information or representations provided in this prospectus. Cyber Digital has not authorized anyone to provide you with different information other than the information contained in this prospectus. Cyber Digital is not making an offer of these securities in any state where the offer is not permitted.

ITEM 27. EXHIBITS

The following is a list of exhibits required by Item 601 of Regulation S-B that are filed or incorporated by reference. The exhibits that are incorporated by reference from Cyber Digital's prior SEC filings are noted on the exhibit index. The other exhibits are attached hereto and are being filed with the SEC as part of this registration statement.

Exhibit No.	Description of Document
3.1(a)

Composite Amended and Restated Certificate of Incorporation of the Company (including the Certificate of Amendment for the Series D1 Preferred Stock) (incorporated herein by reference to Exhibit 3.1 to the Company's Report on Form 8-K filed on October 8, 1999 (the "8-K").

3.1(b)	Certificate of Amendment of the Certificate of Incorporation of Cyber Digital, Inc. (including Certificate of Amendment for Series E)
3.1(c)

Certificate of Amendment of the Certificate of Incorporation of Cyber Digital, Inc. dated January 11, 2002 (incorporated by reference to Appendix 1 in the Company's Definitive Schedule 14A on March 6, 2000)

3.2

Composite Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 1997 (the "September 1997 Form 10-QSB")).

4.1	Instruments Defining Rights of Security Holders*
5.1	Legal Opinion of Weed & Co. LLP
10.1	1993 Stock Incentive Plan (incorporated herein by reference to Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994 (the "1994 Form 10-K").
10.2	Amended and Restated Employment Agreement dated as of August 4, 1997, between the Company and J.C. Chatpar (incorporated herein by reference to Exhibit 10.1 to the September 1997 Form 10-QSB).
10.3

Manufacturing License Contract between the Company and National Telecommunications Co., dated as of December 4, 1995 (incorporated herein by reference to Exhibit 10(c) to the Company's 1996 Form 10-KSB/A).

10.4

Manufacturing License Contract between the Company and Gujarat Communications and Electronics, Ltd. dated as of May 30, 1996 (incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1997).

10.5	1997 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Company's 1999 Form 10-KSB/A).
10.6	Investment Agreement with Dutchess Private Equities Fund, LP
10.7	Registration Rights Agreement with Dutchess Private Equities Fund. LP
10.8	Placement Agent Agreement with US EURO Securities
10.9	Stock Option Agreement with April E. Frisby of Weed & Co. LLP
10.10	Promissory Note with J.C. Chatpar dated March 12, 2002
10.11	Promissory Note with Prem Chatpar dated March 31, 2004
10.12	Promissory Note with J. C. Chatpar dated September 30, 2005
23.1	Consent of Weed & Co. LLP (included in Exhibit 5.1)
23.2	Consent of Blanchfield, Kober & Company, P.C

* incorporated by reference from the provisions of Exhibits 3.1(a)-(c) and Exhibit 3.2.

ITEM 28. UNDERTAKINGS

Cyber Digital, Inc. undertakes to:

(a)(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Hauppauge, State of New York, on, November 3, 2005.

Signature /s/ J.C. Chatpar

Title: J.C. Chatpar, Chief Executive Officer

Date:November 3, 2005

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

/s/ J.C. Chatpar J.C. Chatpar	Chairman of the Board, President and Chief Executive Officer (Principal Executive and Financial Officer, Principal Accounting Officer), Director	November 3, 2005
/s/ Jack P. Dorfman Jack P. Dorfman	Director	November 3, 2005
/s/Jatinder Wadhwa Jatinder Wadhwa	Director	, November 3, 2005
/s/Terry Jones Terry Jones	Director	November 3,, 2005
/s/Andrew Van Etten Andrew Van Etten	Director	November 3, 2005